SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Free translation into English from the original previously issued in Portuguese)

Individual and Consolidated

Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2015

and Independent Auditor’s Report

GOL Linhas Aéreas Inteligentes S.A.

Individual and Consolidated Financial statements

December 31, 2015

Contents

Message from Management	01
Annual report of the statutory audit committee (CAE)	05
Directors' statement on the financial statements	07
Directors' statement on Independent Auditor’s Report	08
Independent auditor’s report on the financial statements	09

Capital	11

Individual financial statements for the year ended December 31, 2015
Statements of financial position	12
Statements of operations	14
Statements of comprehensive loss	15
Statements of cash flows	16
Statements of changes in equity	17
Statements of value added	19

Consolidated financial statements for the year ended December 31, 2015
Statements of financial position	20
Statements of operations	22
Statements of comprehensive loss	23
Statements of cash flows	24
Statements of changes in equity	26
Statements of value added	28

Notes to the financial statements	29

Message from Management

GOL’s 2015 financial results reflect the Brazilian economic scenario since the end of 2014, which impacted the national aviation industry.

GOL recorded an operating loss of R$183.8 million in the year, with a negative margin of 1.9%. In 2015, net loss was R$4,291.2 million - mainly a result of the devaluation of the Real and of the Venezuelan Bolivar against the US Dollar, as well as lower deferred tax credits and income tax. For the last five years, the exchange rate impact to GOL totaled R$4,481.3 million, which in turn resulted in accounting terms of a negative shareholder equity of R$4,322.4 million.

In the last quarter of the year, we intensified the strategy of capacity rationalization in the domestic market, reducing ASK by 3.7%. For 2016, we have reviewed our supply projection, that is: (i) the reduction of 15 to 18% on the availability of seats, (ii) 15 to 18% lower volume of departures - compared to at least 6%; and (iii) 5 to 8% lower ASK. This initiative aims to adjust the Company to the current level of demand in the market, as well as mitigate the 10.7% inflationary impact and the 47.0% exchange rate effect on our 2015 results.

Operating within this adverse environment, we ended the year with approximately R$2.3 billion in total cash - equivalent to 23.5% of the revenue accumulated in the last twelve months. This position already considers a loss of R$423.8 million in funds held in Venezuela, after conversion at the (SIMAD) exchange rate of BS 200 per Dollar, in line with the Company's decision to suspend flights to this country.

Maintaining our strategy to strengthen liquidity, we have conducted a transaction for advance ticket sales in 2016 in the amount of R$1 billion for Smiles – conditioned on measures to be taken by GOL, including, but not limited to the following: (i) the sale of 5 aircraft; (ii) the suspension of 7 destinations; (iii) the change in new aircraft deliveries for years 2016 and 2017 from 15 to 1 and (iv) the reduction of at least 6% of the volume of departures in the year.

In accordance with the Company's business plan, we started a project with PJT, a financial advisory services firm, and with Skyworks, advisory services firm for the revision of aircraft contracts. These companies were retained to assist with capital structure optimization and to review the obligations of aircraft under operating lease contracts. These, along with other initiatives involving all GOL’s stakeholders, will compose a reversal plan to improve current results and lead to the resumption of positive free cash flow.

Together with the previous measures and with the same commitment to improve the customer experience and improving operational indicators, we have reached major milestones in 2015, such as the total volume of operations in the domestic market, amounting to 270,446 flights - the largest among Brazilian airlines. We also received the "Outstanding Company by Consumidor Moderno" excellence in service award, in the segment "Airlines", and we maintained our leadership in on time perfomance with a 95.4% rate – which represents 0.9 percentage points above the industry average. These results reaffirm our focus on excellence in customer service.

As already announced in 2015, we will be the first Brazilian, South and Central American airline to provide in-flight entertainment and wi-fi access, which will be easily accessed through a mobile or portable entertainment device, whether smartphone, tablet or notebook. All of our aircraft will also feature renovated seats with an ecological leather finish, something that will provide even more comfort to the customers.

In addition to the new connectivity and entertainment platform, we have repositioned the Comfort Class, which, from now on, will be called Class GOL Premium. Our international flight passengers will enjoy exclusive benefits that will make every moment of the journey - from check-in to the landing - a pleasant experience with even more comfort and convenience through the entire flight.

With the full confidence that we are building an even stronger, robust and efficient GOL - even in this turbulent period -, we count on the commitment and dedication of our Team of Eagles, the satisfaction and loyalty of our Customers and support of our investors and partners.

Paulo Sérgio Kakinoff
CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating and financial indicators

Traffic Data - GOL	4Q15	4Q14	% Var.	2015	2014	% Var.
RPK GOL – Total	9,440	10,352	-8.8%	38,411	38,084	0.9%
RPK GOL - Domestic	8,415	9,181	-8.3%	33,903	33,730	0.5%
RPK GOL - International	1,025	1,171	-12.5%	4,509	4,354	3.6%
ASK GOL – Total	12,518	13,155	-4.8%	49,744	49,503	0.5%
ASK GOL – Domestic	11,071	11,497	-3.7%	43,450	43,373	0.2%
ASK GOL - International	1,447	1,657	-12.7%	6,294	6,130	2.7%
GOL Load Factor - Total	75.4%	78.7%	-3.3 p,p	77.2%	76.9%	0.3 p,p
GOL Load Factor - Domestic	76.0%	79.9%	-3.9 p,p	78.0%	77.8%	0.2 p,p
GOL Load Factor - International	70.8%	70.7%	0.1 p,p	71.6%	71.0%	0.6 p,p
Operational Data	4Q15	4Q14	% Var.	2015	2014	% Var.
Revenue Passengers - Pax on board ('000)	9,583.5	10,709.2	-10.5%	38,867.9	39,748.6	-2.2%
Aircraft Utilization (Block Hours/Day)	11.1	11.8	-5.7%	11.3	11.5	-1.5%
Departures	79,377	83,342	-4.8%	315,902	317,594	-0.5%
Average Stage Length (km)	933	932	0.0%	933	912	2.3%
Fuel consumption (mm liters)	391	409	-4.2%	1,551	1,538	0.8%
Full-time employees at period end	16,472	16,875	-2.4%	16,472	16,875	-2.4%
Average Operating Fleet	132	129	2.1%	129	126	2.3%
Financial Data	4Q15	4Q14	% Var.	2015	2014	% Var.
Net YIELD (R$ cents)	24.64	23.58	4.5%	22.35	23.75	-5.9%
Net PRASK (R$ cents)	18.58	18.55	0.2%	17.26	18.27	-5.6%
Net RASK (R$ cents)	21.19	20.75	2.1%	19.66	20.33	-3.3%
CASK (R$ cents)	21.94	19.45	12.8%	20.02	19.31	3.7%
CASK ex-fuel (R$ cents)	14.99	11.92	25.8%	13.38	11.55	15.9%
Average Exchange Rate [1]	3.8441	2.5437	51.1%	3.3313	2.3533	41.6%
End of period Exchange Rate [1]	3.9048	2.6562	47.0%	3.9048	2.6562	47.0%
WTI (avg. per barrel, US$) [2]	42.2	73.2	-42.4%	48.8	93.0	-47.5%
Price per liter Fuel (R$) [3]	2.22	2.43	-8.3%	2.13	2.50	-14.8%
Gulf Coast Jet Fuel Cost (average per liter, US$)[2]	0.34	0.61	-44.6%	0.40	0.72	-44.0%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

Domestic market – GOL

Domestic supply reduced by 3.7% in the quarter, remaining stable in 2015 and in line with the 2015 projections for the reduction of -1% to stable.

Domestic demand fell by 8.3% in 4Q15, leading the load factor to 76.0%. In 2015, demand was higher by 0.5% compared to 2014, with the load factor registering 78.0% - an increase of 0.2 p.p.

GOL transported 9.1 million passengers in the domestic market in the quarter and 36.8 million passengers in the year, representing a decrease of 10.6% and 2.4%, respectively, and when compared to the same period in 2014. The Company maintained its leadership position in the number of transported passengers in Brazil’s domestic aviation market.

GOL remained the leader in tickets sold to corporate passengers in the Brazilian domestic market, with a share of 31.6% in 2015 – according to the Brazilian Association of Corporate Travel Agencies (Abracorp).

International market - GOL

In the international market, supply was reduced by 12.7% in 4Q15, and showed an increase of 2.7% in 2015 - due to network adjustments over the year. Demand fell by 12.5% in the quarter, registering a lead factor of 70.8%. In 2015, international demand increased by 3.6%, leading the load factor to 71.6%, 0.6 p.p. higher.

During the quarter, GOL transported 495.0 thousand passengers in the international market, 8.4% lower than in 2014. In 2015, the Company transported 2.1 million passengers, an increase of 0.6% compared to the same period in 2014.

PRASK and Yield

Net PRASK grew by 0.2% and 4.9% and yield increased by 4.5% and 9.3%, in comparison with 4Q14 and 3Q15, respectively. In 2015, net PRASK decreased by 5.6% and yield fell by 5.9%.

Operational fleet and fleet plan

Fleet plan	2016	2017	2018	>2018	Total
Fleet (End of Period)	140	139	142
Aircraft Commitments (R$ million)*	1,337.8	-	2,141.5	55,407.2	58,886.5
Pre-Delivery Payments (R$ million)	6.7	343.7	579.3	6,450.9	7,380.5

*Considers aircraft list price

Final	4Q15	4Q14	Var.	3Q15	Var.
Família Boeing 737-NG	144	141	+3	144	-
737-800 NG	107	106	+1	107	-
737-700 NG	37	35	+2	37	-
737-300 Classic*	-	3	-3	-	-
Opening for rent Type	4Q15	4Q14	Var.	3Q15	Var.
Financial Leasing (737-NG and 767)	46	45	+1	46	-
Operating Leasing	98	96	+2	98	-

*Non-operational

At the end of 4Q15, out of a total of 144 Boeing 737-NG aircraft, GOL was operating 142 aircraft on its routes. The other 2 remaining aircraft were in the process of being returned to the lessors.

GOL has 98 aircraft under operating leases and 46 under financial leases, 40 of which with a purchase option when their leasing contracts expire.

The average age of the fleet was 7.7 years at the end of 4Q15. In order to maintain this indicator at low levels, the Company has 124 firm aircraft acquisition orders with Boeing for fleet renewal by 2027.

Capex

GOL posted a net investment of R$905.5 million in 2015, considering the return of the pre-delivery deposits returns when the aircraft is delivered R$603.9 million in engines. For more details on changes in property, plant and equipment, see Note 15 of the financial statements.

2015 Guidance

2015 Financial Guidance	From	To	2015 Results
Annual Change in Domestic Supply (ASK)	0	-1%	0%
Average Exchange Rate (R$ /US$)	3.40	3.30	3.33
Jet Fuel Price	2.25	2.15	2.14
Operating Margin (EBIT)	-2%	0%	-1.9%

Annual report of the statutory audit committee (CAE)

CAE comprises three independent members elected by the Company’s Board of Directors. As primary duties, CAE aims to supervise the quality and integrity of the financial reports, compliance with legal, regulatory and statutory requirements, the adherence of the processes relating to risk management and the auditors activities, both internal and the independent, and to supervise and evaluate the execution of contracts of any nature between the Company or its subsidiaries. It also from CAE’s activity to provide for the registration and the exercise of independent auditors in the Brazilian securities market (CVM), in addition to performing the Audit Committee functions in accordance with the Sarbanes Oxley Act, which the Company is subject to be as  a Company registered in Securities and Exchange Commission (SEC).

For the relevant discussions related to the year ended December 31, 2015, CAE met nine times and, within its scope, carried out the following activities:

a) Analyzed the annual work plan and discuss the results of the activities performed by independent auditors;

b) Supervised the activities and performance of the Company's internal audit, analyzing the annual work plan, discussing the results of the activities performed and revisions made. The issues raised by the Internal Audit on improvements in the internal control environment are discussed with the managers / directors responsible for the purpose of regularization and the most relevant cases;

c) Supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in order to, among others, monitor compliance with the legislations relating to the financial statements, including quarterly financial information and other interim statements;

d) Examined, evaluated and commented in advance, agreements of several types between the Company or its subsidiaries on one hand, and the controlling shareholder on the other hand, given the standards usually applied on the market for agreements of the same nature between independent parties;

e) Reviewed the adherence of material transactions with the Company's related parties, along with The Management and the internal audit;

f) Met with the independent auditors, Ernst & Young, and were discussed, among others, the following topics: the relationship and the communication between CAE and the auditors, internal and external, scope of the line of work from the auditors and the conclusions presented by the implementation of the Independent Auditors' work plan;

g) Held the activity report and the operation of CAE during the year 2015, through a specific form, following the good corporate governance practices.

Internal controls

Based on the work program and the agenda for the year 2015, CAE was reported on the main processes within the Company, assessing the quality and commitment of senior Management members with their continuous improvement. As a result of meetings with the internal areas of the Company, CAE had the opportunity to provide the Board of Directors suggestions for improvement in the processes, as well as monitor the implementation and enforcement of the recommendations for improvement identified during the audit process and in discussions with the business areas and internal controls. Based on the data acquired, CAE believes that the internal controls system of the Company and its subsidiaries is adequate to the size and complexity of its business and structured, in order to ensure the efficiency of its operations, systems that generation of financial reports, and compliance with internal and external standards to the transactions subjected.

Risk management

The members of CAE, in the exercise of its duties and legal responsibilities, analyzed the major external, internal and continuity risks, making its recommendations directly to the Board of Directors meetings, contributing and ratifying the actions taken in 2015.

Especially given the complex of the economic scenario in Brazil and the consequent impact on the Company's results, CAE continuously reviewed along with the Board the financial implications and risks, and reported its conclusions to the Board of Directors.

Financial statements

The CAE members, in the exercise of its duties and legal responsibilities, analyzed the financial statements, accompanied by the independent auditors and the board's annual report for the year ended December 31, 2015. Considering the information provided by the Company’s Management and Ernst & Young Independent Auditors S.S., CAE evaluated that information and adequately reflect, in all material respects, the equity and financial position of the Company and its subsidiaries. For this reason, they recommend unanimously the approval of the documents mentioned above by the Board of Directors for submission to the Annual General Meeting of Shareholders, pursuant to the Law of Corporations.

São Paulo, March 28, 2016.

Luiz Kaufmann

Member of the Statutory Audit Committee

Richard F. Lark

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Directors' statement on the financial statements

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of CVM Rule 480/09.

In accordance with CVM Rule nº480/09, the Directors declare that discussed, reviewed and agreed with the financial statements for the year ended December 31, 2015.

São Paulo, March 28, 2016.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

Directors' statement on the financial statements

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of CVM Rule 480/09.

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviewed and agreed with the report on review of financial statements for the year ended December 31, 2015.

São Paulo, March 28, 2016.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

(A free translation from Portuguese into English of Independent Auditor’s Report on Individual and Consolidated Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB)

Independent auditor’s report on financial statements

To the Shareholders, Board of Directors and Officers of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. (“the Company”), identified as individual and consolidated, respectively, which comprise the balance sheet as at December 31, 2015, and the related income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the year then ended, and a summary of significant accounting practices and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil, and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal controls as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Brazilian and international standards on auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the Company’s financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the aforementioned individual and consolidated financial statements present fairly, in all material respects, the individual and consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. at December 31, 2015, the individual and consolidated performance of its operations and the respective cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added for the year ended December 31, 2015, prepared under the responsibility of Management, the presentation of which is required by the Brazilian Corporation Law for publicly held companies , and as supplementary information under the IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same auditing procedures previously described and, in our opinion, are presented fairly, in all material respects, in relation to the overall financial statements.

São Paulo – March 28, 2015

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti

Accountant CRC-1SP144343/O-3

Company Profile / Subscribed Capital

Number of shares	Current Year
12/31/2015
Paid-in capital	5,035,037,140
Preferred	203,383,968
Total	5,238,421,108
Treasury shares	1,526,769
Total	1,526,769

Individual Financial Statements / Statements of Financial Position – Assets (In thousands of Brazilian Reais – R$)

Line code	Line item	Current Year 12/31/2015	Prior Year 12/31/2014
1	Total assets	2,842,386	1,790,138
1.01	Current assets	683,732	561,036
1.01.01	Cash and cash equivalents	387,323	459,364
1.01.02	Short-term investments	195,293	56,491
1.01.06	Recoverable taxes	5,980	10,289
1.01.07	Prepaid expenses	203	532
1.01.08	Other current assets	94,933	34,360
1.01.08.01	Noncurrent assets for sale	59,324	7
1.01.08.01.01	Restricted cash	59,324	7
1.01.08.03	Others	35,609	34,353
1.02	Noncurrent assets	2,158,654	1,229,102
1.02.01	Long-term assets	962,616	186,195
1.02.01.06	Taxes	25,235	84,697
1.02.01.06.01	Deferred taxes	7,952	65,305
1.02.01.06.02	Recoverable taxes	17,283	19,392
1.02.01.08	Related-party transactions	882,641	52,778
1.02.01.08.04	Other related-party transactions	882,641	52,778
1.02.01.09	Other noncurrent assets	54,740	48,720
1.02.01.09.03	Deposits	31,281	26,706
1.02.01.09.04	Restricted cash	23,459	22,014
1.02.02	Investments	213,219	181,220
1.02.03	Property, plant and equipment	982,819	861,687

Individual Financial Statements / Statements of Financial Position – Liabilities (In thousands of Brazilian Reais – R$)

Line code	Line item	Current Year 12/31/2015	Prior Year 12/31/2014
2	Total liabilities and stockholder’s equity	2,842,386	1,790,138
2.01	Current liabilities	136,027	58,908
2.01.01	Salaries, wages and benefits	384	519
2.01.01.02	Salaries, wages and benefits	384	519
2.01.02	Suppliers	6,873	437
2.01.03	Taxes payable	302	-
2.01.04	Short-term debt	127,598	56,619
2.01.05	Other liabilities	870	567
2.01.05.02	Others	870	567
2.01.05.02.04	Other liabilities	870	567
2.01.06	Provisions	-	766
2.02	Noncurrent liabilities	7,252,821	2,249,617
2.02.01	Long-term debt	4,238,782	2,098,209
2.02.02	Other non-current liabilities	27,237	151,408
2.02.02.01	Liabilities with related-party transactions	27,237	151,408
2.02.04	Provisions	2.986.802	-
2.02.04.02	Others provisions	2.986.802	-
2.02.04.02.04	Loss on investiment	2.986.802	-
2.03	Shareholder’s equity	(4.546.462)	(518,387)
2.03.01	Issued capital	3,038,215	2,581,913
2.03.01.01	Capital	3,080,110	2,618,748
2.03.01.02	Cost on issued shares	(41,895)	(36,886)
2.03.01.03	Shares to be issued	-	51
2.03.02	Capital reserves	179,288	165,772
2.03.02.01	Premium on issue of shares	27,882	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(22,699)	(31,357)
2.03.02.07	Treasury shares	103,126	93,763
2.03.05	Accumulated losses	(8.275.405)	(3,814,522)
2.03.06	Equity valuation adjustments	511,440	548,450
2.03.06.01	Equity valuation adjustments	(178,939)	(138,713)
2.03.06.02	Change in equity through public offer	690,379	687,163

Individual Financial Statements / Statements of Operations (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014
3.04	Operating expenses/revenues	(3,311,111)	(854,373)
3.04.02	General and administrative expenses	(15,044)	(13,046)
3.04.04	Other operating income	25,695	72,295
3.04.06	Equity in subsidiaries	(3,321,762)	(913,622)
3.05	Loss before income taxes and financial result	(3,311,111)	(854,373)
3.06	Financial result	(1,078,652)	(409,234)
3.06.01	Financial income	26,212	12,269
3.06.01.01	Financial income	26,212	12,269
3.06.02	Financial expenses	(1,104,864)	(421,503)
3.06.02.01	Financial expenses	(291,082)	(259,182)
3.06.02.02	Exchange variation, net	(813,782)	(162,321)
3.07	Loss before income taxes	(4,389,763)	(1,263,607)
3.08	Income taxes	(71,120)	17,438
3.08.01	Current	(11,031)	74
3.08.02	Deferred	(60,089)	17,364
3.09	Result from continuing operations, net	(4,460,883)	(1,246,169)
3.11	Net loss for the year	(4,460,883)	(1,246,169)
3.99	Losses per share
3.99.01	Basic loss per share
3.99.01.01	Common	(0.422)	(0.128)
3.99.01.02	Preferred	(14.764)	(4.482)
3.99.02	Diluted loss per share
3.99.02.01	Common	(0.422)	(0.128)
3.99.02.02	Preferred	(14.765)	(4.477)

Individual Financial Statements / Statements of Comprehensive Loss (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014
4.01	Net loss for the year	(4,460,883)	(1,246,169)
4.02	Other comprehensive income	(40,226)	(120,551)
4.02.02	Cash flow hedges	(60,949)	(182,653)
4.02.03	Tax effect	20,723	62,102
4.03	Comprehensive loss for the year	(4,501,109)	(1,366,720)

Individual Financial Statements / Statements of Cash Flows – Indirect Method (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014
6.01	Net cash used in operating activities	(232,049)	(121,661)
6.01.01	Cash flows from operating activities	3,548,482	1,172,243
6.01.01.02	Deferred taxes	60,089	(17,364)
6.01.01.03	Equity in subsidiaries	3,321,762	913,622
6.01.01.04	Share-based payments	3,992	5,597
6.01.01.05	Exchange and monetary variations, net	133,681	245,627
6.01.01.06	Interest on loans	247,023	147,968
6.01.01.07	Unrealized results of hedge, net	-	15,901
6.01.01.08	Interest paid	(207,032)	(139,108)
6.01.01.09	Income tax paid	(11,034)	-
6.01.02	Changes assets and liabilities	680,352	(47,735)
6.01.02.01	Deposits	(4,575)	(6,536)
6.01.02.02	Prepaid expenses and recoverable taxes	5,981	7,807
6.01.02.03	Suppliers	6,436	(3,333)
6.01.02.04	Taxes payable	8,600	(1,682)
6.01.02.05	Other obligations	6,795	906
6.01.02.06	Other assets	(1,256)	9,643
6.01.02.07	Financial applications used for trading	658,506	(53,967)
6.01.02.09	Salaries, wages and benefits	(135)	(573)
6.01.03	Others	(4,460,883)	(1,246,169)
6.01.03.01	Net loss for the year	(4,460,883)	(1,246,169)
6.02	Net cash used in investing activities	(1,322,776)	(113,461)
6.02.01	Investment acquisition, net	-	65,703
6.02.02	Restricted cash	(60,762)	(1,811)
6.02.03	Advances for property, plant and equipment acquisition	(121,132)	29,145
6.02.05	Advances for future capital increase	(570,897)	-
6.02.06	Related-party transactions	(731,174)	(245)
6.02.07	Capital increase on subsidiary	(570,897)	(830,802)
6.02.08	Dividends received by subsidiary	161,189	80,693
6.02.09	Capital decrease by subsidiary	-	543,856
6.03	Net cash generated by financing activities	1,364,830	350,693
6.03.01	Loan funding	1,064,404	760,774
6.03.02	Loan and lease payment	-	(1,007,791)
6.03.03	Credit (debt) with related parties	(155,876)	485,420
6.03.07	Cost on issue of shares	(5,009)	(4,935)
6.03.09	Shares to be issued	-	51
6.03.10	Capital increase	461,311	117,174
6.04	Exchange and monetary variations, net	117,954	-
6.05	Net increase (decrease) in cash and cash equivalents	(72,041)	115,571
6.05.01	Cash and cash equivalents at beginning of the year	459,364	343,793
6.05.02	Cash and cash equivalents at end of the year	387,323	459,364

Individual Financial Statements / Statements of Changes in Equity From 01/01/2015 to 31/12/2015 (In thousands of Brazilian Reais – R$)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total equity (deficit)
5.01	Opening balance	2,581,913	852,935	(3,814,522)	(138,713)	(518,387)
5.03	Adjusted balance	2,581,913	852,935	(3,814,522)	(138,713)	(518,387)
5.04	Stockholder’s capital transactions	456,302	16,732	-	-	473,034
5.04.01	Capital increase	461,273	-	-	-	461,273
5.04.02	Cost on share issue	(5,009)	-	-	-	(5,009)
5.04.08	Stock options exercised	-	13,516	-	-	13,516
5.04.09	Capital increase for exercise of stock option	38	-	-	-	38
5.04.10	Gain on dilution of equity interest	-	3,216	-	-	3,216
5.05	Total comprehensive loss	-	-	(4,460,883)	(40,226)	(4,501,109)
5.05.01	Net loss for the period	-	-	(4,460,883)	-	(4,460,883)
5.05.02	Other comprehensive loss	-	-	-	(40,226)	(40,226)
5.05.02.06	Other comprehensive result, net	-	-	-	(40,226)	(40,226)
5.07	Closing balance	3,038,215	869,667	(8,275,405)	(178,939)	(4,546,462)

Individual Financial Statements / Statements of Changes in Equity From 01/01/2014 to 12/31/2014 (In thousands of Brazilian Reais – R$)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total equity (deficit)
5.01	Opening balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.03	Adjusted balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.04	Shareholders’ capital transactions	112,290	85,117	-	-	197,407
5.04.01	Capital increase	116,403	-	-	-	116,403
5.04.02	Cost on issue of shares	(4,935)	-	-	-	(4,935)
5.04.03	Share-based payments	-	9,084	-	-	9,084
5.04.09	Capital increase by exercise of stock options	822	-	-	-	822
5.04.10	Gains on change on investment	-	2,063	-	-	2,063
5.04.11	Gains on investment sold - G.A. Smiles	-	73,970	-	-	73,970
5.05	Total comprehensive result	-	-	(1,246,169)	(120,551)	(1,366,720)
5.05.01	Net loss for the year	-	-	(1,246,169)	-	(1,246,169)
5.05.02	Other comprehensive result	-	-	-	(120,551)	(120,551)
5.05.02.06	Other comprehensive results, net	-	-	-	(120,551)	(120,551)
5.07	Closing balance	2,581,913	852,935	(3,814,522)	(138,713)	(518,387)

Individual Financial Statements / Statements of Value Added (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014
7.01	Revenue	25,695	72,295
7.01.02	Other revenue	25,695	72,295
7.01.02.01	Other operating income	25,695	72,295
7.02	Acquired from third parties	(10,064)	(7,375)
7.02.02	Material, power, third-party services and other	(9,716)	(7,375)
7.02.04	Others	(348)	-
7.02.04.01	Sales and advertising	(348)	-
7.03	Gross value added	15,631	64,920
7.05	Added value produced	15,631	64,920
7.06	Value added received in transfer	(2,876,489)	(901,353)
7.06.01	Equity in subsidiaries	(3,321,762)	(913,622)
7.06.02	Financial income	445,273	12,269
7.07	Total wealth for distribution	(2,860,858)	(836,433)
7.08	Wealth for distribution	(2,860,858)	(836,433)
7.08.01	Employees	4,944	6,921
7.08.01.01	Salaries	5,087	6,650
7.08.01.03	F.G.T.S.	(143)	271
7.08.02	Taxes	73,039	(18,688)
7.08.02.01	Federal taxes	73,039	(18,688)
7.08.03	Third-party capital remuneration	1,522,042	421,503
7.08.03.01	Interest	1,522,042	345,494
7.08.03.03	Other	-	76,009
7.08.03.03.01	Financiers	-	76,009
7.08.04	Return on own capital	(4,460,883)	(1,246,169)
7.08.04.03	Loss for the year	(4,460,883)	(1,246,169)

Consolidated Financial Information / Statements of Financial Position – Assets (In thousands of Brazilian Reais – R$)

Line code	Line item	Current Year 12/31/2015	Prior Year 12/31/2014
1	Total assets	10,368,397	9,976,647
1.01	Current assets	2,461,566	2,986,198
1.01.01	Cash and cash equivalents	1,072,332	1,898,773
1.01.02	Short-term investments	551,044	355,134
1.01.02.01	Short-term investments at fair value	551,044	355,134
1.01.02.01.03	Restricted cash	59,324	58,310
1.01.02.01.04	Short-term investments	491,720	296,824
1.01.03	Accounts receivable	462,620	352,284
1.01.04	Inventories	199,236	138,682
1.01.06	Recoverable taxes	58,074	81,245
1.01.07	Prepaid expenses	87,211	99,556
1.01.08	Other current assets	31,049	60,524
1.01.08.03	Others	31,049	60,524
1.01.08.03.03	Other credits	29,283	41,678
1.01.08.03.04	Rights on derivatives transactions	1,766	18,846
1.02	Noncurrent assets	7,906,831	6,990,449
1.02.01	Long-term assets	1,917,188	1,665,746
1.02.01.06	Taxes	181,173	557,309
1.02.01.06.01	Deferred Taxes	107,788	486,975
1.02.01.06.02	Recoverable taxes	73,385	70,334
1.02.01.07	Prepaid expenses	10,075	18,247
1.02.01.09	Other noncurrent assets	1,725,940	1,090,190
1.02.01.09.03	Restricted cash	676,080	273,240
1.02.01.09.04	Deposits	1,020,074	793,508
1.02.01.09.05	Other credits	29,786	23,442
1.02.02	Investments	18,424	8,483
1.02.03	Property, plant and equipment	4,256,614	3,602,034
1.02.03.01	Property, plant and equipment in operation	2,174,641	1,522,310
1.02.03.01.01	Other flight equipments	1,419,599	935,209
1.02.03.01.02	Advances for property, plant and equipment acquisition	623,843	456,197
1.02.03.01.04	Others	131,199	130,904
1.02.03.02	Property, plant and equipment under leasing	2,081,973	2,079,724
1.02.03.02.01	Property, plant and equipment under financial leasing	2,081,973	2,079,724
1.02.04	Intangible	1,714,605	1,714,186
1.02.04.01	Intangible	1,172,303	1,156,701
1.02.04.02	Goodwill	542,302	557,485

Consolidated Financial Information / Statements of Financial Position – Assets (In thousands of Brazilian Reais – R$)

Line code	Line item	Current Year 12/31/2015	Prior Year 12/31/2014
2	Total liabilities and equity	10,368,397	9,976,647
2.01	Current liabilities	5,542,008	4,212,646
2.01.01	Salaries, wages and benefits	250,635	255,440
2.01.01.02	Salaries, wages and benefits	250,635	255,440
2.01.02	Suppliers	900,682	686,151
2.01.03	Taxes payable	118,957	100,094
2.01.04	Short-term debt	1,396,623	1,110,734
2.01.05	Other liabilities	2,668,403	1,853,133
2.01.05.02	Others	2,668,403	1,853,133
2.01.05.02.04	Taxes and landing fees	313,656	315,148
2.01.05.02.05	Advance ticket sales	1,206,655	1,101,611
2.01.05.02.06	Mileage program	770,416	220,212
2.01.05.02.07	Advances from customers	13,459	3,196
2.01.05.02.08	Other current liabilities	222,774	127,600
2.01.05.02.09	Liabilities from derivative transactions	141,443	85,366
2.01.06	Provisions	206,708	207,094
2.02	Noncurrent liabilities	9,148,829	6,096,975
2.02.01	Long-term debt	7,908,303	5,124,505
2.02.02	Other non-current liabilities	331,606	693,904
2.02.02.02	Others	331,606	693,904
2.02.02.02.03	Mileage program	221,242	559,506
2.02.02.02.05	Taxes payable	39,054	34,807
2.02.02.02.06	Other liabilities	71,310	99,591
2.02.03	Deferred taxes	245,355	-
2.02.03.01	Deferred income tax and social Contribution	245,355	-
2.02.04	Provisions	663,565	278,566
2.03	Stockholder’s equity	(4,322,440)	(332,974)
2.03.01	Capital	2,924,887	2,468,585
2.03.01.01	Issued capital	3,080,110	2,618,748
2.03.01.02	Cost on issued shares	(155,223)	(150,214)
2.03.01.03	Shares to be issued	-	51
2.03.02	Capital reserves	179,288	165,772
2.03.02.01	Premium on issue of shares	27,882	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(22,699)	(31,357)
2.03.02.07	Share-based payments	103,126	93,763
2.03.05	Accumulated losses	(8,162,077)	(3,701,194)
2.03.06	Equity valuation adjustments	511,440	548,450
2.03.06.01	Equity valuation adjustments	(178,939)	(138,713)
2.03.06.02	Change in equity through public offer	690,379	687,163
2.03.09	Non-controlling interests	224,022	185,413

Consolidated Financial Information / Statements of Operations (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014
3.01	Sales and services revenue	9,778,007	10,066,214
3.01.01	Passenger	8,583,388	9,045,831
3.01.02	Cargo and other	1,194,619	1,020,383
3.02	Cost of sales and/or services	(8,260,357)	(8,147,202)
3.03	Gross profit	1,517,650	1,919,012
3.04	Operating expenses	(1,701,427)	(1,414,070)
3.04.01	Sales expenses	(1,041,041)	(877,140)
3.04.01.01	Marketing expenses	(1,041,041)	(877,140)
3.04.02	General and administrative expenses	(682,140)	(606,735)
3.04.04	Other operating income	25,695	72,295
3.04.06	Equity in subsidiaries	(3,941)	(2,490)
3.05	Income before taxes and financial result	(183,777)	504,942
3.06	Financial result	(3,263,323)	(1,457,622)
3.06.01	Financial income	332,567	407,716
3.06.01.01	Financial income	332,567	407,716
3.06.02	Financial expenses	(3,595,890)	(1,865,338)
3.06.02.03	Exchange variation, net	(2,266,999)	(436,207)
3.06.02.04	Financial expenses	(1,328,891)	(1,429,131)
3.07	Loss before income taxes	(3,447,100)	(952,680)
3.08	Tax expenses	(844,140)	(164,601)
3.08.01	Current	(196,140)	(120,784)
3.08.02	Deferred	(648,000)	(43,817)
3.09	Net loss from continuing operations	(4,291,240)	(1,117,281)
3.11	Net loss for the year	(4,291,240)	(1,117,281)
3.11.01	Attributable to Company’ shareholders	(4,460,883)	(1,246,169)
3.11.02	Attributable to non-controlling Company’ shareholders	169,643	128,888
3.99	Losses per share
3.99.01	Basic loss per share
3.99.01.01	Common	(0.422)	(0.128)
3.99.01.02	Preferred	(14.764)	(4.482)
3.99.02	Diluted loss per share
3.99.02.01	Common	(0.422)	(0.128)
3.99.02.02	Preferred	(14.765)	(4.477)

Consolidated Financial Information / Statements of Comprehensive Loss (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014
4.01	Net loss for the year	(4,291,240)	(1,117,281)
4.02	Other comprehensive income (loss)	(40,226)	(120,551)
4.02.02	Cash flow hedges	(60,949)	(182,653)
4.02.03	Tax effect	20,723	62,102
4.03	Comprehensive income for the year	(4,331,466)	(1,237,832)
4.03.01	Attributable to Company’ shareholders	(4,501,109)	(1,366,720)
4.03.02	Attributable to non-controlling Company’ shareholders	169,643	128,888

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014
6.01	Net cash generated by operating activities	(599,467)	1,129,192
6.01.01	Cash flows from operating activities	3,547,345	1,681,186
6.01.01.01	Depreciation and amortization	419,690	463,296
6.01.01.02	Allowance for doubtful accounts	39,287	17,143
6.01.01.03	Provisions for judicial deposits	44,460	12,245
6.01.01.05	Reversion for inventory obsolescence	(414)	631
6.01.01.06	Deferred taxes	648,000	43,817
6.01.01.07	Share-based payments	14,352	10,338
6.01.01.08	Exchange and monetary variations, net	1,723,441	636,637
6.01.01.09	Interest on loans and financial lease	600,410	446,636
6.01.01.10	Unrealized hedge results, net	18,475	15,901
6.01.01.12	Mileage program	-	-
6.01.01.13	Write-off property, plant and equipment and intangible assets	25,069	5,418
6.01.01.14	Equity in subsidiaries	3,941	2,490
6.01.01.15	Result share plan provision	10,633	27,000
6.01.01.17	Transaction effect between shareholders	-	(366)
6.01.02	Changes assets and liabilities	144,428	565,287
6.01.02.01	Accounts receivable	(149,623)	(44,606)
6.01.02.02	Inventories	(60,140)	(22,169)
6.01.02.03	Deposits	21,077	138,561
6.01.02.04	Prepaid expenses, insurance and tax recoverable	21,253	(32,101)
6.01.02.05	Other assets	6,051	1,654
6.01.02.06	Suppliers	210,474	183,231
6.01.02.07	Advanced ticket sales	105,044	(118,191)
6.01.02.08	Advances from customers	10,263	(168,210)
6.01.02.09	Salaries, wages and benefits	(15,438)	(5,144)
6.01.02.10	Taxes and landing fees	(1,492)	43,814
6.01.02.11	Taxes payable	233,930	125,789
6.01.02.12	Provisions	(61,386)	(151,423)
6.01.02.13	Other Liabilities	71,321	85,899
6.01.02.14	Interest paid	(548,773)	(427,698)
6.01.02.15	Income tax paid	(213,555)	(123,716)
6.01.02.16	Liabilities from derivative transactions	(6,267)	(67,199)
6.01.02.17	Financial applications used for trading	309,749	1,019,303
6.01.02.18	Mileage program	211,940	-
6.01.03	Others	(4,291,240)	(1,117,281)
6.01.03.01	Net loss for the year	(4,291,240)	(1,117,281)
6.02	Net cash used in investing activities	(1,259,157)	(431,610)
6.02.01	Investment acquisition	-	(25,791)
6.02.02	Restricted cash	(403,854)	(77,094)
6.02.03	Property, plant and equipment	(391,731)	(199,176)
6.02.04	Intangible	(42,812)	(46,308)
6.02.05	Investment sale, net	-	65,703
6.02.06	Cash from incorporation	-	-
6.02.07	Advances for property, plant and equipment acquisition	(167,646)	11,566
6.02.08	Financial applications	(254,416)	(160,510)
6.02.09	Dividends received by subsidiary	1,302	-

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method (In thousands of Brazilian Reais – R$)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014
6.03	Net cash (used in) generated by financing activities	750,190	(309,584)
6.03.01	Loan funding	2,468,531	2,152,544
6.03.02	Capital increase on subsidiary	-	-
6.03.03	Payments	(1,632,039)	(1,797,308)
6.03.04	Dividend Paid	(119,256)	(67,409)
6.03.06	Financial leasing payment	(409,519)	(255,903)
6.03.09	Cost on issue of shares	(5,009)	(4,935)
6.03.11	Shares to be issued	-	51
6.03.13	Capital decrease by subsidiary	-	(456,144)
6.03.14	Interest on capital paid through subsidiary	(17,566)	-
6.03.15	Capital increase	461,311	117,174
6.03.16	Capital increase from non-controlling shareholders	3,737	2,346
6.04	Exchange and monetary variations, net	281,993	(124,872)
6.05	Net increase in cash and cash equivalents	(826,441)	263,126
6.05.01	Cash and cash equivalents at beginning of the year	1,898,773	1,635,647
6.05.02	Cash and cash equivalents at end of the year	1,072,332	1,898,773

Consolidated Financial Statements / Statements of Changes in Equity From 01/01/2015 to 31/12/2015 (In thousands of Brazilian Reais – R$)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumu-lated losses	Other Comprehen-sive loss	Equity (deficit) attributable to equity holders of the parent	Non-controlling Interests	Total equity (deficit)
5.01	Opening balance	2,468,585	852,935	(3,701,194)	(138,713)	(518,387)	185,413	(332,974)
5.03	Adjusted balance	2,468,585	852,935	(3,701,194)	(138,713)	(518,387)	185,413	(332,974)
5.04	Stockholder’s capital transactions	456,302	16,732	-	-	473,034	(131,034)	342,000
5.04.01	Capital increase	461,273	-	-	-	461,273	-	461,273
5.04.02	Cost of issued shares	(5,009)	-	-	-	(5,009)	-	(5,009)
5.04.06	Dividend distributed	-	-	-	-	-	(119,256)	(119,256)
5.04.07	Interests on capital	-	-	-	-	-	(17,566)	(17,566)
5.04.08	Stock options exercised	-	13,516	-	-	13,516	836	14,352
5.04.09	Capital increase for exercise of stock option	38	-	-	-	38	3,737	3,775
5.04.10	Gains on change on investment	-	3,216	-	-	3,216	1,215	4,431
5.05	Total comprehensive result	-	-	(4,460,883)	(40,226)	(4,501,109)	169,643	(4,331,466)
5.05.01	Net loss for the year	-	-	(4,460,883)	-	(4,460,883)	169,643	(4,291,240)
5.05.02	Other comprehensive result	-	-	-	(40,226)	(40,226)	-	(40,226)
5.05.02.06	Other comprehensive results, net	-	-	-	(40,226)	(40,226)	-	(40,226)
5.07	Closing balance	2,924,887	869,667	(8,162,077)	(178,939)	(4,546,462)	224,022	(4,322,440)

Consolidated Financial Statements / Statements of Changes in Equity From 01/01/2014 to 31/12/2014 (In thousands of Brazilian Reais – R$)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumu-lated losses	Other Comprehen-sive loss	Equity (deficit) attributable to equity holders of the parent	Non-controlling Interests	Total equity (deficit)
5.01	Opening balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.03	Adjusted balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.04	Stockholder’s capital transactions	112,290	85,117	-	-	197,407	(480,593)	(283,186)
5.04.01	Capital increase	116,403	-	-	-	116,403	-	116,403
5.04.02	Cost on issued shares	(4,935)	-	-	-	(4,935)	-	(4,935)
5.04.06	Dividend	-	-	-	-	-	(67,409)	(67,409)
5.04.08	Share-based payments	-	9,084	-	-	9,084	1,254	10,338
5.04.09	Capital increase through stock options	822	-	-	-	822	2,346	3,168
5.04.10	Gains on change on investment	-	2,063	-	-	2,063	1,411	3,474
5.04.11	Gains on investment sold - G.A. Smiles	-	73,970	-	-	73,970	37,949	111,919
5.04.13	Capital decrease of subsidiary	-	-	-	-	-	(456,144)	(456,144)
5.05	Total comprehensive result	-	-	(1,246,169)	(120,551)	(1,366,720)	128,888	(1,237,832)
5.05.01	Net loss for the year	-	-	(1,246,169)	-	(1,246,169)	128,888	(1,117,281)
5.05.02	Other comprehensive result	-	-	-	(120,551)	(120,551)	-	(120,551)
5.05.02.06	Other comprehensive results, net	-	-	-	(120,551)	(120,551)	-	(120,551)
5.06	Changes on equity	-	-	-	-	-	(30,456)	(30,456)
5.06.04	Dividends to be paid	-	-	-	-	-	(15,740)	(15,740)
5.06.05	Interest on capital to be paid	-	-	-	-	-	(14,716)	(14,716)
5.07	Closing balance	2,468,585	852,935	(3,701,194)	(138,713)	(518,387)	185,413	(332,974)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 12/31/2015	01/01/2014 to 12/31/2014
7.01	Revenue	10,443,142	10,726,101
7.01.01	Sales of goods, products and services	10,383,999	10,652,541
7.01.02	Other revenue	25,695	72,295
7.01.02.01	Passengers, cargo and other	-	-
7.01.02.02	Other operating income	25,695	72,295
7.01.04	Allowance for doubtful accounts	33,448	1,265
7.02	Acquired from third parties	(7,020,198)	(6,934,920)
7.02.02	Material, power, third-party services and other	(2,965,856)	(2,350,824)
7.02.04	Other	(4,054,342)	(4,584,096)
7.02.04.01	Suppliers of fuel and lubrificants	(3,373,404)	(3,893,048)
7.02.04.02	Aircraft insurance	(29,791)	(22,411)
7.02.04.03	Sales and advertising	(651,147)	(668,637)
7.03	Gross value added	3,422,944	3,791,181
7.04	Retentions	(419,690)	(463,296)
7.04.01	Depreciation, amortization and exhaustion	(419,690)	(463,296)
7.05	Added value produced	3,003,254	3,327,885
7.06	Value added received in transfer	3,703,687	405,226
7.06.01	Equity in subsidiaries	(3,941)	(2,490)
7.06.02	Financial income	3,707,628	407,716
7.07	Total wealth for distribution	6,706,941	3,733,111
7.08	Wealth for distribution	6,706,941	3,733,111
7.08.01	Employees	1,519,680	1,284,867
7.08.01.01	Salaries	1,259,919	1,081,941
7.08.01.02	Benefits	159,288	111,033
7.08.01.03	F.G.T.S.	100,473	91,893
7.08.02	Taxes	1,464,719	855,615
7.08.02.01	Federal taxes	1,433,437	827,611
7.08.02.02	State taxes	29,536	25,679
7.08.02.03	Municipal taxes	1,746	2,325
7.08.03	Third-party capital remuneration	8,013,782	2,709,910
7.08.03.01	Interest	6,754,984	1,758,850
7.08.03.02	Rent	1,093,048	844,571
7.08.03.03	Other	165,750	106,489
7.08.04	Capital remuneration	(4,291,240)	(1,117,281)
7.08.04.02	Distributed dividends	-	-
7.08.04.03	Loss for the year	(4,460,883)	(1,246,169)
7.08.04.04	Non-controlling interest	169,643	128,888

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

1.    General information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with the Brazilian Corporate Laws. The Company is engaged in controlling its subsidiaries: (i) VRG Linhas Aéreas S.A. (“VRG”), which essentially explores (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its bylaws; and (ii) Smiles S.A., which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc. (“Gol Finance”), Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of Webjet Linhas Aéreas S.A. ("Webjet").

The Company’s registered Office is at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on BM&FBOVESPA and on the New York Stock Exchange (“NYSE”). The Company adopted Differentiated Corporate Governance Practices of Level 2 from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

1.1 Short-term business plan

VRG has been significantly affected by the devaluation of the Brazilian currency, as the Company's costs totaled approximately 50% denominated in U.S. Dollar in the year 2015, while revenues, approximately 10%. In addition, factors such as the Brazilian GDP downgrade (economic downturn), excessive supply on the market and the worsening economic crisis that impact the demand of corporate and government clients, have been an adverse scenario the Company's operations.

Under this context, the Company reassessed its business plan and incorporated strategies that, once implemented, should be sufficient to ensure the continuity of the Company’s operations. Among the short-term strategies, it highlights four pillars to recovery the operating margin for the periods 2016 and 2017, as well as the solvency maintenance:

(a) Liquidity initiatives: negotiation with customers and strategic suppliers to maintain the short term, among which stands out postponement agreements of aircraft arrivals for next years, the advance purchase airline tickets agreement with subsidiary Smiles and the renegotiation of maturity of the agreements along with suppliers and receivables anticipation with customers.

(b) The Company will redesign its flight route network in order to focus on the most profitable routes under the operation. The readjustment of the flight network, which has already been approved by the regulators agencies, will occur from May, 2016.

(c) As a result of the readjustment of flight network, the Company is also working on readjusting and reducing the number of aircraft held in the operation, which will result in the reduction of available seats, providing alignment between supply and demand inside the domestic market. Company's forecast is that at least 19 aircraft will be returned. These measures will provide a substantial decrease in costs for maintaining the current fleet. These measures aim to readjust the Company' structure to sustainable levels.

(d) Readjustment of the debt structure and leasing for the purpose of reviewing the amounts related to lease agreements that are part of the Company's debt structure. For the implementation of these initiatives were hired financial and technical support for contractual review and analysis of possible opportunities to reduce financial costs. As part of the plan, the Company announced the hiring of services of Sky Works companies for review of existing lease agreements.

It is highlighted that, even the business plan presenting actions that are likely to be implemented, the uncertainty

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

political and economic scenario in Brazil may impact the effectiveness of the return expected. Additionally, the high volatility of macroeconomic variables raises uncertainties that could compromise the generation of future results and the maintenance of the cash position.

The Management believes that the business plan prepared, submitted and approved by the Board of Directors on February 18, 2016 shows strong elements in accordance with the continued operation. Management believes that its plans are feasible and that, once completed, should lead the Company to a level of strenght required to respond more effectively to the high volatility of the conditions and/or adverse events. The Management believes that the non-implementation of the measures previously provided can compromise the profitability and solvency of the operation and thus reinforces its commitment to implement all the necessary measures to ensure implementation of the plan and implement the necessary efforts to ensure the return expected.

2.    Approval and summary of significant accounting policies applied in preparing the financial statements

The financial statements were authorized for issuance at the Board of Directors’ meeting held on March 28, 2016.

2.1.  Declaration of conformity

The Company’s consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board (“IASB”) and interpretations issued by International Financial Reporting Interpretations Committee (“IFRIC”), settled in Brazil through Comitê de Pronunciamentos Contábeis (“CPC”) and its technical accounting interpretations (“ICPC”) and guidelines (“OCPC”), approved by the Brazilian Securities Comission - Comissão de Valores Mobiliários (“CVM”).

The Company, during the preparation of its financial statements, uses the following criteria: (i) regulatory requirements; (ii) relevance and specificity of information of operations users; (iii) information needed of users of financial statements; and (iv) information from other entities inserted in the same sector, mainly in the international market. Thus, the Management confirms that all relevant information presented in these financial statements, and they alone, are being highlighted and which correspond to those used by it in its Management.

2.2.  Basis of preparation

These financial statements were prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investiments measure through the equity method.

The Company's individual and consolidated financial statements for the years ended December 31, 2015 and 2014 were prepared based on the assumption of operational continuity, which contemplates the realization of assets and settlement of liabilities in the normal course of business.

Except the subsidiary Gol Dominicana, which the functional currency is U.S. Dollar, all the other entities of the group hold the Real as the functional currency. The presentation currency of these financial statements is the Brazilian Real.

The summary of significant accounting policies adopted by the Company is as follows:

a)         Basis of consolidation

The consolidated financial statements comprise Gol Linhas Aéreas Inteligentes S.A., its direct and indirect subsidiaries, jointly subsidiary and associate, as presented below:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					12/31/2015	12/31/2014
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol LuxCo	06/21/2013	Luxemburg	Financial funding	Direct	100.0	100.0
Subsidiaries:
VRG	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Webjet	08/01/2011	Brazil	-	Indirect	100.0	100.0
Smiles	06/10/2012	Brazil	Frequent flyer program	Direct	54.1	54.3
Gol Dominicana	02/28/2013	Dominican Republic	Pre-operational phase	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Frequent flyer program	Indirect	21.2	21.2

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

(*) The extensions are entities organized for the specific purpose of continuing the headquarter operation, or yet, present rights and/or obligations in order to supply the Company`s requirements. Besides, do not hold an independent management itself and do not have autonomy on taking decisions. These entities present the consolidated assets and liabilities side by side on the individual financial statements.

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, income and expenses between the consolidated entities are fully eliminated in the consolidated financial statements.

b)         Cash and cash equivalents, short-term investments and restricted cash

Are classified bank deposits and short term investments which have high liquidity and are readily convertible into an amount of cash and have an insignificant risk of value changes. Restricted cash primary consists on financial applications measured at fair value through profit or loss, as guarantees related to financial instruments and short and long-term financing. Financial applications include exclusive investment funds, which are fully consolidated.

c)         Trade receivables

Are measured based on cost (less allowances for doubtful accounts), which approximates its fair value, due to its short-term features. The allowance for doubtful accounts is made for all accounts overdue for more than 90 days for installment sales by Voe Fácil Program, travel and cargo agencies, and 180 days for airline partners. Additionally, in some cases, the Company performs individual analysis of the receivable risks.

d)         Inventories

Inventories are composed primarily of maintenance and spare parts and materials. The costs of inventories are determined under the average cost method and include expenses incurred in their acquisition and transportation to their current location. The provision for inventory obsolescence is recorded when losses are probable.

e)         Financial assets and liabilities

Initially, the Company measures financial assets and liabilities at fair value. The subsequent measurement of certain asset and liability depends on the instrument classification, which is determined at initial

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

recognition and annually reviewed according with the Company's intentions. Consist of non-derivate financial investments and include investments in debt instruments, accounts receivable and other receivables, short and long-term loans, other accounts payable, other debts and derivative agreements.

½Measured at amortized cost: financial items with fixed or ascertainable payments that are not regularly traded before maturity are registered at amortized cost based on effective interest rate method. Inflation adjustment, interest and foreign exchange changes, net of impairment losses (if applicable), are registered in statement of operations as financial revenue or expenses, when incurred. The main assets that the Company held under this category are accounts receivable, deposits in guarantee and other credits, short and long-term debts (including finance leases) and trade accounts payable.

½Measured at fair value or available for sale: interest, inflation adjustment, foreign exchange changes and changes arising from the adjustment to fair value are recognized in statement of operations, as financial income or expenses. The Company holds short-term investments, cash equivalents and restricted cash classified under this category.

½Derivatives: Changes on aircraft fuel, interest and exchange rates expose the Company and its subsidiaries to risks that may affect its financial performance. In order to mitigate those risks, the Company uses financial instruments that may or may not be designated as hedge accounting, and, if designated, are classified as cash flow hedge or fair value hedge.

•         Not designated as hedge accounting: the Company may use derivative financial instruments as not designated as hedge accounting when the objectives of the risk Management do not require such a classification. The non-designated operations represent the fair value variation directly recognized on financial result.

•         Designated as cash flow hedge: hedge the income or expenses from the fluctuations on exchange rates. The effectiveness is based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items. The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80% and 125% the impact of the price fluctuation on the cost or expense of the hedged item. The balance of the actual fluctuations in the fair values of the derivatives are classified on shareholder’s equity (under “Other comprehensive result”) and and the ineffective gains or losses are recognized as profit or loss for the period (under “Financial result”), until the revenue recognition or hedged expense under the same item of profit or loss in which the item is recognized.

•         Designated as fair value hedge: the fair value of the derivative financial instruments is determined based on available market information and valuation methodologies. The Company uses the international practices for fair value hedge accounting in conterpart under profit or loss, and possible changes in fair value of the asset or liability hedged that are attributable to the hedged risk. As of December 31, 2015, there were no fair value hedges agreements.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

½Derecognition and offsetting: the Company offsets a financial item only when the contractual right or obligation of the cash flow from this item expires, or when the asset is transferred and all the risks and benefits of this asset goes to a third part. If the Company neither transfers nor retains substantially all the risks and benefits of the financial item transferred, but continues to control it, recognizes its retained portion and the related liability to the amounts payable. If maintains all the risks and benefits of the financial asset transferred, the Company maintains the register of the asset.

The hedge register is discontinued prospectively when the Company and its subsidiaries (i) cancel the hedge operation; (ii) the derivative matures or is sold, terminated, or exercised, or (iii) when no longer qualifies as hedge accounting.  If the operation is discontinued, any gains or losses previously registered and accumulated on equity as “Other comprehensive results” until that date are registered on statement of operations as the operation is registered. When the Company expects that the hedge operation no longer occurs, the accumulated and deferred gains or losses on equity are immediately registered on profit or loss, under the same line that was previously registered.

f)          Deposits

½Aircraft and engine maintenance deposits: refer to payments made in U.S. Dollars by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The realization of these assets occurs substantially by the receipts of funds, according to the renegotiations with the lessors. The exchange rate variations arising from payments, net of uses for maintenance, are recognized as an expense or revenue in the financial result. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable.

Certain lease agreements establish that when the amounts previously used in maintenance services are lower than the amounts deposited, the existing deposits are not refundable. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense.

Additionally, the Company maintains agreements with some lessors to replace deposits by letters of credit, which can be claimed by the lessor if the aircraft maintenance does not occur as established with the scheduled review. Many of the aircraft lease agreements do not require maintenance deposits and have the letters of credit as a guarantee that the maintenance periods will be executed as scheduled. Until December 31, 2015, no letter of credit had been executed.

½ Deposits in guarantee and collaterals for lease agreements: The deposits in guarantee and collaterals are in U.S. Dollar, and are monthly updated by the currency rate variation, with no interest generation and are reimbursable to the Company upon termination of the agreements.

g)         Sale-leaseback transactions

Lease payments under operating lease is recognized as an expense on a straight-line basis over the lease term in “Aircraft leasing”. Future payments are not recognized in the financial statements but are future commitments undertaken are presented on Note 28.

The gains or losses from sale-leaseback transactions classified as operating lease after the sale are recorded as below:

•         Immediately in statement of operations when the transaction is measured at fair value;

•         If the transaction price is established below the fair value, the profit or loss is recognized in the statement of operations, except if the loss is offset by leasing future payments established below the market value (the gains or losses are amortized proportionally as the leasing is paid during the year the asset is expected to be used);

•         If the sale price is higher than the fair value of the asset, the exceed value is deferred and amortized

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

during the year that the asset is expected to be used. The amortization of these gains is registered as a decrease of the leasing expenses.

The amount of deferred losses is registered as prepaid expense, and the amount of deferred gains is registered as other liabilities. The breakdown between short and long-term is in accordance with the leasing agreement maturity.

h)         Property, plant and equipment

The property, plant and equipment items, including rotable parts, are recorded at acquisition or construction costs, including interest and other financial charges. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. The estimated useful life for property and equipment, for depreciation purposes, is disclosed in Note 15.

The estimated market value at the end of its useful life is a premise for measuring the residual value of the Company’s property, plant and equipment. Except for aircraft with purchase option at the end of the agreements, the other items have no residual value. The residual value and the useful life of assets are reviewed and adjusted, if necessary, at every year.

The carring amount of the property, plant and equipment is analyzed in order to verify possible impairment losses when events or changes in circumstances indicate that the book amount is higher than the estimated recoverable amount.

A write-off of a fixed asset item occurs after disposal or when there is no future economic benefits resulting from continued use of the asset. Any gains or losses on fixed asset sales or write-offs are determined by the difference between the values received in the sale and the asset's book value, and are recognized in the statement of operations.

Additionally, the Company adopts the following treatment groups below:

½Pre-delivery deposits: refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation and 737- MAX aircraft, by historical rate.

½Leasing agreements: assets held through financial leasing, when the risks and rewards are transferred to the Company, the asset is registered on the balance sheet. At the beginning of the leasing agreement, the Company registers the financial leasing as asset and liability at fair value, or, if lower, the present value of the minimum leasing payments.

The leased asset is depreciated over the useful life of the asset. However, when the Company does not hold the certainty that will obtain the asset property at the end of the leasing agreement, the asset is depreciated along with its expected useful life or the contractual lease term period, the lower from both.

The other engine and aircraft leasings are classified as operating leases and are registered as expenses on the statement of operations on a straight-line basis for the agreement maturity period.

½Expenses due to aircraft reconfiguration: the Company registers provisions for aircraft reconfiguration based on the return requirements, considering the costs regarding the return conditions on engines held under operating leases as Note 15. After the initial recognition, the asset is linearly depreciated over the terms of the contract.

½Capitalization of the costs from major maintenances: costs on major maintenance (including replacement and labor parts) are capitalized only when there is an extension of the estimated useful life of the engine. Such costs are capitalized and depreciated until the next major maintenance. Incurred costs that do not extend the useful life of the engine, or related to other components of the aircraft are recognized directly in profit or loss.

i)           Intangible assets

Intangible assets are non-monetary assets without physical property, which book value is reviewed annually as to its recoverable amount, or when strong evidence of changes in circumstances indicates that

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

the carrying amount may not be recoverable.

½Goodwill: The goodwill value is tested annually by comparing the balance amount to fair value recoverable from the cash-generating units (VRG and Smiles). The Management performs considerable judgment to assess the impact of operating and macroeconomic changes in order to estimate the future cash flows and measure the recoverable amount of that asset.

½Airport operating rights: were acquired as part of the acquisition of VRG and of Webjet, and were capitalized at fair value at the acquisition date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements and necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of these rights is annually evaluated along with the cash generation unit (VRG) as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable. No impairment has been recorded until the present date.

½Software: The costs related to the acquisition or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period on a straight-line basis in accordance with the software agreement.

j)           Income taxes

The income tax and social contribution expenses are represented by the sum of current and deferred income taxes.

½Current taxes: the provision for income tax and social contribution is based on the years’ taxable income and tax loss carryforwards. The provisions for income and social contribution taxes are calculated individually for each Company in the group based on effective rates at the end of the year.

½Deferred tax: is recognized on temporary differences, tax losses and negative basis at the end of every period between the balances of assets and liabilities recognized in the financial statements and tax bases used in calculation of taxable income.

The carring amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that is not probable that sufficient taxable profits will be incurred to allow all or part of the deferred tax asset to be realized.

Defered tax related to items recognized directly in equity also has its deferred tax recognized in equity and not in the income statement. Deferred tax items are recognized in accordance with the transaction that gave rise to deferred tax in other comprehensive income or directly in equity.

The tax credits from tax losses and negative basis of social contribution are registered based on the future tax profit expected from the indivual Company and its subsidiaries, in accordance with legal limitations.

The forecasts of future tax profits under tax losses and negative basis of social contribution are prepared based on the business plan, and are annually reviewed and approved by the Company’s Board of Directors.

k)         Provisions

Provisions are recognized when the Company has a present obligation (legal or presumed) as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation.

½Aircraft return provision: for some aircraft operating leases, the Company is contractually required to return the equipment in a predefined level of operational capability. In these cases, the Company accrues the cost of returning, since these are present obligations arising from past events that will generate future disbursements, which measurement is made with reasonable assurance. These costs are primarily related to expenses of aircraft reconfiguration (interior and exterior), obtaining licenses and certifications techniques, painting, etc. according to return agreement clauses. The estimated cost is initially recorded at present value and the consideration of the provision for aircraft return is made under "Aircraft reconfigurations/overhauling" of fixed assets (see Note 15). After initial recognition, the asset is depreciated on a straight-line basis and liabilities updated according to the discount rate with the result shown in financial result. Any changes in the estimated costs to be incurred are recorded prospectively.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

½Engine return provisions: are estimated based on the minimum contractual conditions that the equipment must have when returned to the lessor, considering the historical costs incurred and the conditions of the equipment at the time of evaluation. These provisions are recorded in the income statement from the time that the minimum contract requirements are reached and the next maintenance is scheduled for a date later than the date set for the return of the engine. The Company estimated the engine return provision in accordance with the expenditure that is intended be incurred, and, when the effect of the money value over time is considerate relevant, the provision amount will be the present value of the expenses that are expected to settle the obligation. The agreement maturity will be based on the date that the return of aircraft leased is expected, i.e., or the lease term.

½Provisions for lawsuits: Provisions are registered for all the lawsuits that represent probable loss according to its individual assessment, considering the estimated financial expense. If the Company expects that some or all of the provision to be reimbursed, the reimbursement is registered as a separate asset. The expense related to any provision is presented in the statement of operations, net of any reimbursement.

l)           Revenue recognition

The passenger revenue is recognized when air transportation services are actually provided to the passenger. Tickets sold but not yet used are recognized as advance ticket sales and correspond to deferred revenue from sold tickets to be transported in a future date, net of tickets that will expire in accordance with the Company’s expectations (breakage).  Breakage consists of the statistical calculation, on a historical basis, of expired tickets not utilized, i.e., passengers to be transported that have a high probability of not flying. The Company periodically records adjusted deferred revenues based on tickets which have actually expired.

In the consolidated financial statements, the revenue due to exchange of miles from the program and the fligh tickets sales is only recognized when the flight transportation is provided.

Revenues from cargo shipment are recognized when transportation is provided. Other revenues include charter services, onboard sales services, tickets exchange rates, and other additional services, and are recognized when the service is provided.

m)        Deferred revenue

The "Smiles Program" aims to retain its customers through the grant of mile credits to its participants. The obligation created by the issuance of miles is measured based on the price that the miles were sold to its airline partners and non-airline partners, classified by Smiles as the fair value of the transaction. The revenue recognition occurs when the miles are redeemed by the Smiles Program participants to exchange the rewards with its partners.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

n)         Share-based payments

½Stock options: the fair value of stock options granted to executives is estimated at the grant date using the Black-Scholes pricing model and expense is recognized in income during the period that the right is acquired (vesting period), with based on estimates which granted shares will be acquired, with a corresponding increase in equity.

½Restricted shares: the transfer of restricted shares to its beneficiaries is held at the end of three years from the grant date, provided that the recipient has maintained its employment during that period. This transfer takes place through treasury shares, whose value per share is determined by the market price on the date of transfer to the beneficiary. Gains related to differences in the fair value of the share at the grant date and the value on the date of transfer of restricted shares are recorded in equity under the caption "Goodwill".

The impact of any reviewing on the amounts of the restricted shares or shares to be acquired in comparison with the original estimates, if any, is recognized in the profit or loss, such as the cumulative expense reflects the reviewed estimate, with a corresponding adjustment in equity.

o)         Segment information

The Company holds two reportable segments, as described below:

½Flight transportation segment: the operations are derived from its subsidiary VRG and consist in to provide air transportation services and the major assets earning revenue are its aircraft. Other revenues primarily arise from cargo, excess baggage charges and cancellation fares, all directly attributable to flight transportation services.

½Smiles loyalty program: the operations in this segment are represented by mile sales transactions to airline and non-airline partners. Under this context are the program management, marketing and rights of redemption of prizes and creating and managing the database of individuals and corporations. The main cash-generating asset is its portfolio of program participants.

p)         Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rate prevailing at the time that the transaction occurs. Monetary assets and liabilities denominated in foreign currencies are subsequently calculated based on the conversion using the exchange rate at the balance sheet date and differences resulting from the currency calculated based on conversion are recognized profit or loss under “exchange variation, net”.

q)         Statement of value added (“DVA”)

The purpose of this statement is to disclose the wealth created by the Company and its distribution during a certain reporting period, and is presented by the Company, as required by the Brazilian Corporate Law, as an integral part of its individual financial statements, and as additional disclosure of the consolidated financial statements, since this statement is not expected nor required by IFRS. DVA was prepared based on information obtained in the accounting records of CPC 09 - "Statement of added value."

r)          Main accounting estimates and assumptions adopted

The elaborating process of the Financial Statements often requires that the Management adopt assumptions, judgments and estimates that may affect the application of the policies and amounts of assets and liabilities, revenues and expenses. The actual results may differ from the adopted estimates, since such use historical experience and some assumptions that are believed to be appropriate under the circumstances. The reviews of accounting estimates are recognized in the same period in which the assumptions are reviewed and the effects are recognized on a prospective basis.

The estimates and assumptions that have a significant risk of material adjustments on the accounted amounts of assets and liabilities are discussed below:

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

½Impairment of financial assets: the Company estimates any impairmant losses at every closing balance date, or when there are evidences that the carrying amounts may not be recoverable. Problems in repatriation or usage of financial assets in other countries are indicative for impairment tests.

½Impairment of non-financial assets: at the end of each year, the Company assesses whether there are signs of impairment for non-financial assets, specially fixed assets and intangible. The recoverable amounts are determined by calculating its value in use based on a period of five years, using cash flow assumptions by discounted the rate before taxes. Any second thoughts below in the carrying amount of the asset should be recognized as loss on impairment and not recognized in the income statement in which they occurred. For details, see Note 16.

½Income tax: The Company believes that the tax positions taken are reasonable. However, it recognizes that the authorities may question the positions taken which may result in additional liabilities for taxes and interest. The Company recognizes provisions that involve considerable judgment of the management. The provisions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax authorities, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results can differ from estimates.

½Breakage: As part of the process of revenue recognition, the flight tickets issued that will not be used and the miles issued that will not be redeemed are estimated and recognized as revenue at the moment of the sale and issuance, respectively. These estimates, referred to as breakage, are reviewed annually and are based on historical data of expired flight tickets and expired miles.

½Allowance for doubtful accounts: the allowance for doubtful accounts is recorded in the amount considered sufficient by the management in order to cover possible losses on accounts receivable arising from receivables, considering the risks involved. The Company periodically evaluates its receivables and, based on historical data, combined with risk analysis per client, registers the allowance for losses.

½Provisions for judicial processes: provisions are recorded for all lawsuits that represent probable losses, according to the loss probability, which includes the assessment of available evidence, including the legal consultants’ opinion, internal and external, the proceedings nature and past experiences. Additionally, the provisions are periodically reviewed and the management believes that the provisions recorded are sufficient, based on the probability of loss. However, significant changes in judicial decisions can have significant impacts on the Company’s financial statements.

½Aircraft return provision: the Company estimates the provision for aircraft returns considering the costs in accordance with returns conditions agreements as set out in the return conditions, with counterpart on property, plant and equipment.

½Engine return provision: are calculated based on the corresponding estimate of the agreement obligation of each engine return and recorded in the statement of operations only in the period between the last maintenance and the date of return of the components.

½Fair value of financial instruments: when the fair value of financial assets and liabilities presented in the balance sheet cannot be obtained in active markets is determined using valuation techniques, including discounted cash flow method. The data for these methods are based on market conditions, when possible; however, when this is not feasible, a certain level of judgment is required to determine the fair value. The judgment includes consideration of data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

2.3.      New standards, amendments and interpretations

a)     Issued by the IASB, not effective until the date of these financial statements and have not been early adopted by the Company:

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

½IFRS 9 Financial instruments: On July, 2014, IASB issued the final version of “IFRS 9 - Financial Instruments”, which reflects all phases of the financial instruments project, and replaces the “IAS 39 - Financial Instruments: Recognition and Measurement” and the others IFRS 9 previous versions. The standard introduces new requirements on classification and measurement, loss on impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on January 01, 2018 or thereafter, and the early application is not allowed. Retrospective application is required, but it is not mandatory, however, the presentation of comparative information. Early adoption of previous versions of IFRS 9 (2009, 2010 and 2013) is allowed if the initial application date is earlier than February 01, 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, not causing, however, any impact on the classification and measurement of the financial liabilities of the Company.

½IFRS 15 Revenue contract with customers: Establish a model of five steps that apply to income received from a customer contract, regardless of the type of revenue or industry transaction. Applies to all revenue contracts and provides a model for the recognition and measurement of gains or losses on the sale of certain non-financial assets that are not related to the regular activities of the entity (i.e. real estate sales, installations and equipment or intangibles). Extensive disclosures are also required by this standard. This Statement shall be applied for annual periods beginning on or after January 01, 2017, with earlier application allowed.

½IFRS 16 Leases: In January 2016, the IASB issued the final version of "IFRS 16 - Leases", which establish the principles for recognition, measurement, presentation and disclosure of leasing operations. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. Internationally, early adoption is permitted for entities in which IFRS 15 - Contract Revenue from customer in the date of application of IFRS 16 or date above, but this permission is not set in Brazil. IFRS 16 requires that, for much of the lease, the lessor pass to record an asset related to the right to use assets identified and liabilities related to the lease. The Company is evaluating the impact of this new standard on its financial statements and due to the current proportion of leases classified as operating, considers that the changes resulting from the adoption of the standard will be relevant and the rise of potential assets and liabilities at the date of adoption.

New standards, amendments and interpretations were issued by IASB that could be aplied:

Annual improvements 2010-2012 cycle - Applicable for annual periods beginning on July 01, 2014 or thereafter:

½ Amendments to IAS 16 and IAS 38 Explanation of acceptable methods of depreciation and amortization: The amendments are applicable prospectively for annual periods beginning on January 01, 2016 or thereafter.

½ Amendments to IAS 27 – Equity method in separate financial statements: The amendments are applicable prospectively for annual periods beginning on January 01, 2016 or thereafter.

Annual improvements 2010-2014 cycle - Applicable for annual periods beginning on July 01, 2016 or thereafter;

½ IFRS 7 Financial instruments - disclosure: (i) provides that a service contract that includes a fee may be ongoing involvement in a financial asset and (ii) the applicability of changes not IFRS 7 for condensed interim financial statements. This amendment must be applied retrospectively.

½ IAS 34 Preparation and disclosure of interim financial statements: This amendment must be applied retrospectively.

½ Amendments to IAS 1 – Presentation initiative: The amendments are applicable prospectively for annual periods beginning on January 01, 2016 or thereafter, with earlier application allowed.

The Company intends to adopt those Standards when these become effective and disclose and recognize the impacts in the financial statements that may occur on application of those standards.

There are no other standards and interpretations issued but not yet adopted that, in Management's opinion, have a significant impact on net income or equity issued by the Company.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

3.    Cash and cash equivalents

	Individual		Consolidated
	2015	2014	2015	2014
Cash and bank deposits	369,924	32,995	629,638	507,248
Cash equivalents	17,399	426,369	442,694	1,391,525
	387,323	459,364	1,072,332	1,898,773

The cash equivalents breakdown is as follows:

	Individual		Consolidated
	2015	2014	2015	2014
Private bonds	17,018	426,369	207,997	1,130,462
Investment funds	381	-	234,697	261,063
	17,399	426,369	442,694	1,391,525

As of December 31, 2015, the cash equivalents were represented by private bonds (Bank Deposit Certificates - “CDBs”), buy-back transactions and time deposits paid at post fixed rates ranging between 75% to 103% (85% to 102% as of December 31, 2014) of the Interbank Deposit Certificate rate (“CDI”) on the onshore investments.

The investment funds classified as cash equivalents have high liquidity and, according to the Company analysis, readly convertible to a known amount of cash with insignificant risk of change in its value.

½Cash in Venezuela: Due to the political deterioration and economic scenario in Venezuela during the year ended December 31, 2015, the Company reassessed the amounts that were expected to be repatriated from the cash held in Venezuela of BS 728,297 and concluded that its presents low expectation of repatriation under the currency rates previously established of CADIVI (BS6.30) and SICADI (BS11.50). Thus, the Company recognized estimated losses based on the prevailing exchange rate on the market (SIMADI) of BS 200 per U.S. Dollar. As a result of this devaluation, the cash balance recorded in Venezuela as of December 31, 2015 was R$14,312 (R$325,831 as of December 31, 2014).

4.    Short-term investments

	Individual		Consolidated
	2015	2014	2015	2014
Private bonds	195,293	55,849	196,283	74,127
Government bonds	-	-	11,211	66,030
Investment funds	-	642	284,226	156,667
	195,293	56,491	491,720	296,824

As of December 31, 2015, the private bonds were represented by CDBs and financial letters with first-rate financial institutions, paid at a weighted average rate of 110% (102% as of December 31, 2014) of the CDI rate on onshore investments.

Government bonds are primarily represented by LFN and NTN paid at a weighted average of 98% (101% as of December 31, 2014) of CDI rate.

Investment funds are primarily represented by private and government bonds paid at a weighted average of 83% (102% as of December 31, 2014) of CDI rate.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

5.    Restricted cash

	Individual		Consolidated
	2015	2014	2015	2014
Margin deposits for hedge transactions (a)	-	-	101,075	82,025
Deposits in guarantee of letter of credit (b)	3,134	-	359,604	42,040
Escrow deposits (c)	30,577	21,579	63,978	70,820
Escrow deposits - Leasing (d)	-	-	158,835	72,672
Escrow deposits - Debentures (e)	-	-	-	58,303
Escrow deposits - Citibank (f)	48,810	-	48,810	-
Other deposits	262	442	3,102	5,690
	82,783	22,021	735,404	331,550

Current	59,324	7	59,324	58,310
Noncurrent	23,459	22,014	676,080	273,240

(a)   Denominated in U.S. Dollar, remunerated by libor rate (average remuneration of 0.5% p.a.).

(b)   From the total amount, R$116,035 is related to VRG’s loan agreements from working capital, R$104,155 is related to labor/legal guarantees, R$63,334 is related to the the guarantee of the Safra’s loan of the subsidiary Webjet and R$41,250 is related to Finimp agreements (for further information, see Note 17).

(c) The amount of R$20,062 (individual and consolidated) is related to a contractual guarantee for STJs related to Finito Finiis related to GLAI as detailed in Note 22b. The other amounts relate to guarantees of subsidiary VRG credit cards.

(d)   It is related to a credit letter of operational leasing of aircraft from VRG.

(e)   The existing balance on December 31, 2014 was related to the debenture agreement issued and it was fully redeemed on July 06, 2015. For further information, see Note 17.

(f)    Additional escrow deposits with Delta Air Lines related to credit issue with personal guarantee as described in Note 17.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

6.    Trade receivable

	Consolidated
	2015	2014
Local currency
Credit card administrators	115,236	72,116
Travel agencies	248,644	176,244
Installment sales (a)	-	43,730
Cargo agencies	31,916	35,536
Airline partners companies	21,812	29,044
Other (b)	52,651	67,228
	470,259	423,898
Foreign currency
Credit card administrators	32,725	18,502
Travel agencies	9,704	10,151
Cargo agencies	321	89
	42,750	28,742
Total receivables	513,009	452,640

Allowance for doubtful accounts (a)	(50,389)	(83,837)
Total receivables, net	462,620	368,803

Current	462,620	352,284
Noncurrent	-	16,519

(a)    Amount related to installment sales “Voe Fácil” overdue above 360 days was fully provisioned and written off on April 30, 2015.

(b)    Includes the amount of R$29,286, related to an adittional incentive from the commercial cooperation strategic partnership with Air France-KLM, to be received on June, 2016. For further information, see Note 11.6.

The aging list of accounts receivable is as follows:

	Consolidated
	2015	2014
Not yet due	420,194	278,311
Overdue until 30 days	14,253	14,480
Overdue 31 to 60 days	7,500	6,748
Overdue 61 to 90 days	3,376	3,606
Overdue 91 to 180 days	10,071	10,775
Overdue 181 to 360 days	21,199	34,434
Overdue above 360 days	36,416	104,286
	513,009	452,640

The average collection period of installment sales is 4 months and 8.99% monthly interest is charged on the receivable balance, recognized in financial result. The average collection period of the other receivables is 128 days as of December 31, 2015 (127 days as of December 31, 2014).

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	2015	2014
Balance at beginning of the year	(83,837)	(85,101)
Additions	(39,287)	(17,143)
Unrecoverable amounts	57,514	9,624
Recoveries	15,221	8,783
Balance at the end of the year	(50.389)	(83,837)

7.    Inventories

	Consolidated
	2015	2014
Consumables	28,677	26,020
Parts and maintenance materials	176,804	117,748
Advances to suppliers	-	322
Others	6,199	7,450
Provision for obsolescence	(12,444)	(12,858)
	199.236	138,682

The changes in the provision for obsolescence are as follows:

	Consolidated
	2015	2014
Balance at the beginning of the year	(12,858)	(12,227)
Additions	(2,273)	(3,968)
Write-off and reversal	2,687	3,337
Balance at the end of the year	(12,444)	(12,858)

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

8.    Deferred and recoverable taxes

8.1.   Recoverable taxes

	Individual		Consolidated
	2015	2014	2015	2014
ICMS (*)	-	-	1,252	39,321
Prepaid income taxes	23,097	25,206	78,775	64,750
Withholding taxes (IRRF)	166	3,336	6,803	14,594
PIS and COFINS	-	-	17,465	2,472
Withholding tax of public institutions	-	-	14,378	16,845
Value added tax - IVA	-	-	11,252	12,280
Others	-	1,139	1.534	1,317
Total	23,263	29,681	131.459	151,579

Current assets	5,980	10,289	58,074	81,245
Noncurrent assets	17,283	19,392	73,385	70,334

(*) The Company evaluated the expected utilization of ICMS credits and as a result, recorded a write-off for non-use of R$39,844 as of December 31, 2015. This devaluation was due to the generation of credits by the fuel exceeding the credits consumed in operating loads.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

8.2.      Deferred tax assets (liabilities) - Long term

	GLAI		VRG		Smiles		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014
Income Tax losses	5,122	47,381	-	283,543	-	-	5,122	330,924
Negative basis of social contribution	1,844	17,057	-	102,075	-	-	1,844	119,132
Temporary differences:
Mileage program	-	-	5,422	46,853	-	-	5,422	46,853
Allowance for doubtful accounts and other credits	-	-	13,817	95,874	163	729	13,980	96,603
Provision for losses on VRG’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal and tax liabilities	986	867	11,076	41,827	456	158	12,518	42,852
Aircraft return	-	-	39,731	102,524	-	-	39,731	102,524
Derivatives classified as other comprehensive result			92,180	71,458			92,180	71,458
Derivative transactions not settled		-	(4,454)	16,620	-	-	(4,454)	16,620
Tax benefit due to goodwill incorporation (a)	-	-	-	-	43,765	58,353	43,765	58,353
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	(167,577)	(164,391)	-	-	(167,577)	(164,391)
Reversal of goodwill amortization on VRG’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leasing	-	-	75,051	73,412	-	-	75,051	73,412
Others (b)	-	-	26,934	6,391	29,039	9,454	82,386	30,170
Total deferred tax and social contribution - noncurrent	7,952	65,305	(245,355)	338,651	73,423	68,694	(137,567)	486,975

(a)      Related to the tax benefit from the reverse incorporation of the G.A. Smiles Participações S.A. by the Company’s subsidiary Smiles S.A. Under the terms of the current legislation, the goodwill generated by the operation will be a deductible expense on the income tax and social contribution calculation.

(b)      The portion of taxes on Smiles unrealized profit in the amount of R$26,118 is registered directly in the consolidated column (R$14,325 as of December 31, 2014).

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Company, VRG and Webjet have net operating losses and negative basis of social contribution. The net operating losses carryforward have no expiration period, however, the compensation is limited to 30% of the annual taxable profit. The unused balances of net operating losses carryforward are as follow:

	Individual (GLAI)		Direct subsidiary (VRG)		Indirect subsidiary (Webjet)
	2015	2014	2015	2014	2015	2014
Income tax losses	175,583	189,522	3,202,891	2,801,620	870,646	818,159
Negative basis of social contribution	175,583	189,522	3,202,891	2,801,620	870,646	818,159

As of December 31, 2015, the tax credits from tax loss carry forwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent Company and its subsidiaries, subject to legal limitations. The forecast of future taxable income on tax losses and negative tax base of social contribution were prepared based on the business plan and approved by the Board of Directors on February 18, 2014.

The Company’s Management considers that the deferred assets recognized as of December 31, 2015 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

The analysis of the deferred taxes credits realization was described by company as follow:

GLAI: the Company recognized tax credit amounted in R$60,683, of which R$59,698 is related to tax loss and negative basis of social contribution and R$985 is related to the temporary differences, with realization supported by the long term plan of the Company. However, for the year ended December 31, 2015, the Company assessed the forecasts of the results and did not recognize the amount of R$ 52,731 related to credits on tax loss carryforwards and social contribution.

VRG: holds tax credits on tax loss carryforwards and social contribution in the amount of R$1,088,983. However, in view of recent events on the political scene, instability of the economic environment, constant fluctuations in the dollar and other variables that significantly affect projections of future results, as well as the loss of history in recent years the Company has limited record of credits on tax loss basis negative social contribution, resulting in a write-off of R$385,618. Additionally, the Company analyzed the realization of temporary differences assets and limited its record based on the expected realization of passive temporary differences. As a result, the Company not recognized the net amount of R$732,439 of deferred income tax and social contribution on temporary differences.

Exceptionally, the deferred tax credits recorded under “Other comprehensive results” that will affect taxable income only at the moment of its realization remain fully recorded against the shareholders' equity.

Smiles: for this subsidiary does not present tax losses and negative basis of social contribution. Thus, the deferred tax credit is composed only for temporary differences which, according to the taxable results history and the forecast, expectation of realization.

Webjet: the forecast did not present suficiente taxable profits to be realized over future periods, and as a result, a provision was recorded for unrealizable loss tax credits of R$296,020.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

The reconciliation of effective rate of income tax and social contribution for the year ended December 31, 2015 is shown as follow:

	Individual		Consolidated
	2015	2014	2015	2014
Loss before income tax and social contribution	(4,389,763)	(1,263,607)	(3,447,100)	(952,680)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	1,492,519	429,626	1,172,014	323,911
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(1,129,399)	(310,631)	(1,340)	(846)
Tax losses from wholly-owned subsidiaries	(81,841)	(55,624)	(83,702)	(56,882)
Income tax on permanent differences and other	59	(68)	1,920	(8,716)
Nontaxable revenues (nondeductible expenses), net	(1,691)	(7,413)	(111,828)	(164,330)
Interest on capital	(5,505)	(5,954)	4,673	11,848
Exchange variation on foreign investments	(292,530)	(59,020)	(502,938)	(75,224)
Benefit on tax losses and temporary differences not constituted	(52,732)	16,924	(1,322,939)	(216,884)
Use of tax credits to settle Refis debts	-	9,598	-	22,522
Income tax and social contribution expense	(71,120)	17,438	(844,140)	(164,601)

Current income tax and social contribution	(11,031)	74	(196,140)	(120,784)
Deferred income tax and social contribution	(60,089)	17,364	(648,800)	(43,817)
	(71,120)	17,438	(844,140)	(164,601)
Effective tax rate	-	-	-	-

9.    Prepaid expenses

	Individual		Consolidated
	2015	2014	2015	2014
Deferred losses from sale- leaseback transactions (*)	-	-	18,246	26,525
Prepaid insurance	203	532	26,453	21,408
Prepaid commissions	-	-	21,766	16,204
Others	-	-	30,821	53,666
	203	532	97,286	117,803

Current	203	532	87,211	99,556
Noncurrent	-	-	10,075	18,247

(*) Related to 11 aircraft 737-800 Next Generation from sale-leaseback transaction from 2006 to 2009. For further information, see Note 28.2.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

10.      Deposits

	Individual		Consolidated
	2015	2014	2015	2014
Judicial deposits (a)	31,281	26,706	329,248	266,686
Maintenance deposits (b)	-	-	261,182	343,688
Deposits in guarantee for lease agreements (c)	-	-	429,644	183,134
	31,281	26,706	1,020,074	793,508

(a)   Judicial deposits

Judicial deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of December 31, 2015 the blocked amounts regarding the Varig’ succession and the third-party lawsuits are R$92,496 and R$75,406, respectively (R$85,558 and R$66,970 as of December 31, 2014, respectively).

(b)   Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some leasing contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally. The amount in U.S. Dollars as of December 31, 2015 was US$66,887 (US$129,391 as of December 31, 2014).

(c)   Deposits in guarantee for lease agreements

As required by some lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. Dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date. As of December 31, 2015, the deposits amounted US$110,030 (US$68,946 as of December 31, 2014).

11.      Transactions with related parties

11.1.       Loan agreements - Noncurrent assets and liabilities

Parent Company

The Company maintains loan agreements, assets and liabilities, with its subsidiary VRG without interest, maturity or guarantees prescribed, as set forth as follow:

	Asset		Liability
	2015	2014	2015	2014
GLAI with VRG (a)	61,711	52,778	1,503	4,129
GAC with VRG (b)	98,085	-	25,734	129,658
GOL LuxCo with VRG	722,845	-	-	17,621
	882,641	52,778	27,237	151,408

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

(a)      The balance of liabilities as of December 31, 2014 represented an operation in U.S. dollars amounting to US$50,757 (equivalent to R$129,658 in the capture date). During the year ended December 31, 2015 the GAC settled part of this balance in the amount of US$44,167 (equivalent to R$129,057 on the settlement date). The asset balance is represented by a new loan transaction in which VRG conducted a funding amounting to US$25,000 (R$98,085).

(b)      During the year ended December 31, 2015, VRG held various intercompany loans totaling US$180,000. The origin of such resources is due to the issuance of debt by Gol Luxco, as described in Note 17.

Additionally, the Parent Company holds loans between Gol LuxCo, Finance and GAC, as follows:

	Asset		Liability
	2015	2014	2015	2014
GAC with GLAI	3,514	2,390	151,240	102,880
GAC with Gol Finance	-	-	1,297,931	894,712
Gol Luxco with GAC	1,418,629	598,909	-	-
Gol Luxco with Finance	795,232	526,791	880,438	598,909
	2,217,375	1,128,089	2,329,609	1,596,500

These transactions are eliminated in the Company, as these transactions were carried out in the entities abroad considered as extensions of operations, as described in Note 2.2.a.

11.2.       Transportation services and consulting

All the agreements related to transportation and consulting services are held by the Company’ subsidiary VRG. The related parties for these services are:

½         Breda Transportes e Serviços S.A.: for passenger and luggage transportation services between airports, and transportation of employees, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation). The agreement maturity is on January 31, 2016.

½         Expresso União Ltda.: to provide employees’ transportation, maturing on August 01, 2016.

½         Serviços Gráficos S.A.: providing graphic services. The agreement matured on July 01, 2015.

½         Pax Participações S.A.: to provide consulting and advisory services, with maturity agreement on April 30, 2016.

½         Vaud Participações S.A.: to provide executive administration and management services, expiring on October 01, 2016.

As of December 31, 2015 the subsidiary VRG recognized total expense related to these services of R$16,106 (R$13,319 as of December 31, 2014). On the same date, the balance to be paid in line providers to related companies was R$2,085 (R$3,286 at December 31, 2014), and is mainly related to transactions with the Breda Transport and Services S.A.

11.3.      Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

11.4.      Financing contract for engine maintenance

The subsidiary VRG has a line of funding for maintenance of engines services, which disbursement occurs through the issuance of Guaranteed Notes.  As of December 31, 2015, VRG holds two series of Guaranteed Notes for maintenance of engines, issued on February 14, 2014 and March 13, 2015, maturing up to three years. Delta Airlines is the guarantor of this operation.

As of December 31, 2015, the balance of engine maintenance funding recorded as "Loans and financing" was R$136,885 (R$67,779 as of December 31, 2014), as described in Note 17.

During the year ended December 31, 2015 the spending on engine maintenance conducted by Delta Air Lines was R$307,658 (R$115,653 as of December 31, 2014).

11.5.      Credit issuance with third party guarantee

On August 31, 2015, the subsidiary Gol Luxco issued a debt in the amount of US$300,000 through the bank Morgan Stanley, with a term of 5 years and effective interest rate of 6.5% p.a. The Company included the additional third party guarantee (“Backstop Guaranty”) granted by Delta Air Lines. For further information, see Notes 5.f and 17.2.

11.6.      Financing contract for engine maintenance

On February 19, 2014, the Company signed an exclusive strategic partnership for long-term business cooperation with Airfrance-KLM with the purpose of the sales activities improvements and codeshare expansion and mileage programs benefts between the companies for the customers in the Brazilian and European market.

The agreement provides the incentive investment in the Company in the amount of R$112,152, which payment is divided in three installments: the first installments in the amount of R$74,506 was received in June, 2014, the second installment in the amount of R$17,679 was received in  June 30, 2015 and the last installment in the amount of R$29,286 will be received in June, 2016, these values are being updated by the current exchange rate. The agreement will mature within 5 years and the installments will be amortized monthly. As of December 31, 2015, the company has deferred revenue in the amount of R$28,130 and R$48,599 registered as “Other liabilities” in the current and noncurrent liabilities, respectively (R$22,430 and R$71,030 as of December 31, 2014, in the current and noncurrent liabilities, respectively).

11.7.      Remuneration of key management personnel

	Consolidated
	2015	2014
Salaries and benefits	27,605	28,976
Related taxes and charges	5,352	4,388
Share-based payments	10,469	4,363
	43,426	37,727

As of December 31, 2015 and 2014 the Company did not offer post employment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

12.      Share-based payments

The Company holds two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both plans stimulate and promote the alignment of the Company’s goals, management and employees, mitigate the risks in value created for the Company resulting from the loss of their executives and strengthen the commitment and productivity of these executives to long-term results.

12.1.       GLAI

a)     Stock Options Plan

The beneficiaries of the shares are allowed to purchase the option after 3 years from the grant date, with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

The options become vested 20% from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. On all the granted plans, the options may also be exercised within 10 years after the grant date.

On all the stock options, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on BM&FBOVESPA.

	Stock Options Plan
Option year	Board meeting	Total options granted	Outstan- ding options	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate return	Average remaining maturity (in years)
2006	01/02/2006	99,816	13,220	47.30	51.68	39.87%	0.93%	18.00%	1
2007	12/31/2006	113,379	14,962	65.85	46.61	46.54%	0.98%	13.19%	2
2008	12/20/2007	190,296	41,749	45.46	29.27	40.95%	0.86%	11.18%	3
2009 (a)	02/04/2009	1,142,473	20,414	10.52	8.53	76.91%	-	12.66%	4
2010 (b)	02/02/2010	2,774,640	1,097,811	20.65	16.81	77.95%	2.73%	8.65%	5
2011	12/20/2010	2,722,444	947,172	27.83	16.07 (c)	44.55%	0.47%	10.25%	6
2012	10/19/2012	778,912	501,819	12.81	5.32 (d)	52.25%	2.26%	9.00%	7
2013	05/13/2013	802,296	572,616	12.76	6.54 (e)	46.91%	2.00%	7.50%	8
2014	08/12/2014	653,130	529,467	11.31	7.98 (f)	52.66%	3.27%	11.00%	9
2015	08/11/2015	1,930,844	1,620,230	9.35	3.37 (g)	55.57%	5.06%	13.25%	10
		11,208,230	5,359,460	16.35					7.55

(a)   In April 2010 216,673 shares were granted in addition to the 2009 plan.

(b)   In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)   The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)   The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)   The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(f)   The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

(g)   The fair value is calculated by the average value from R$3.60, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

The movement of the stock options for the period ended December 31, 2015 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2014	3,861,742	19.44
Options granted	1,930,844	9.35
Options cancelled and adjustments in estimated expired rights	(433,126)	19.19
Options outstanding as of December 31, 2015	5,359,460	16.35

Number of options exercisable as of December 31, 2014	3,235,562	20.93
Number of options exercisable as of December 31, 2015	4,079,448	18.43

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

b)    Restricted shares

The Restricted Shares Plan was approved on the Extraordinary General Meeting held on October 19, 2012, and the first grants were approved at the Board of Directors’ meeting on November 13, 2012.

Year of the share	Date of the Board Meeting	Total shares granted	Outstanding shares	Fair value of the share at grant date (in Reais)
2012	11/13/2012	589,304	-	9.70
2013	05/13/2013	712,632	432,373	12.76
2014	08/12/2014	804,073	575,035	11.31
2015	04/30/2015	1,207,037	1,001,785	9.35
		3,313,046	2,009,193

The movement of the restricted shares for the year ended December 31, 2015 is as follows:

Total of restricted shares
Restricted shares outstanding as of December 31, 2014	1,559,335
Restricted shares granted	1,207,037
Restricted shares transferred (*)	(463,199)
Restricted shares cancelled and adjustments in estimated expired rights	(293,980)
Restricted shares transferred as of December 31, 2015	2,009,193

(*) The amount related to transferred shares is R$4,153.

12.2.       Smiles

a)     The Stock Option Plan

Stock Options Plan
Option year	Board Meeting	Total options granted	Total outstanding options	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate of return	Length of the option (in years)
2013	08/08/2013	1,058,043	138,868	21.70	4.25 (a)	36.35%	6.96%	7.40%	10
2014	02/04/2014	1,150,000	648,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	10
		2,208,043	786,918

(a)   The fair value calculated for the plan was R$4.84, and R$4.20 for the vesting periods of 2013 and 2014, and R$3.73 for 2015 and 2016 vesting periods.

(b)   The fair value calculated for the plan was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective periods of vesting from 2014 to 2018.

The movement of the stock options for the year ended December 31, 2015 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2014	1,347,926	28.75
Options exercised	(561,008)	14.56
Options outstanding as of December 31, 2015	786,918	29.59

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

For the year ended December 31, 2015, the Company recorded in stockholders' equity a result from share-based payments in the amount of R$13,516 related to Company’s stockholders, and R$836 related to its non-controlling stockholders (R$9,084 related to Company’s stockholders and R$1,254 related to its non-controlling stockholders for the year ended December 31, 2014) for the plans presented above, being the corresponding entry in the income statement result classified as personnel costs.

13.      Investments

The investments in foreign subsidiaries, GAC, Finance and Gol LuxCo were considered as an extension of the Company and are consolidated on a line by line basis on the individual company GLAI. Accordingly, only the subsidiaries Smiles, VRG and Gol Dominicana were considered as an investment.

The amount of consolidated investments is related to 21.2% of the working capital of Netpoints Fidelidade S.A., hold by the subsidiary Smiles, and to SCP Trip investment, hold by the subsidiary VRG, both registered as equity method.

The investments information during the year ended December 31, 2015 is as follows:

	Individual				Consolidated
	Gol Dominicana	VRG	Smiles	Total	Trip	Netpoints	Total
Relevant information of the Company’s subsidiaries as of December 31, 2015:
Total number of shares	-	4,619,138,156	123,070,277		-	60,492,408
Capital	9,422	3,911,083	146,164		1,318	63,451
Interest	100.0%	100.0%	54.1%		60.0%	21.2%
Total stockholder’s equity	(1,115)	(3,002,599)	487,940		4,636	2.159
Unrealized gains (a)	-	-	(50,699)		-	-
Adjusted stockholder’s equity (b)	(1,115)	(3,002,599)	213,219		2,781	459
Net (loss) income for the year	(5,471)	(3,493,677)	369,922		3,318	(28.278)
Unrealized gains (a)	-	-	(22,893)		-	-
Net (loss) income for the year attributable to Company’s stockholders	(5,471)	(3,493,677)	177,386		1,991	(5.932)

Changes on investments:
Balance as of December 31, 2014	1,197	(12,796)	192,819	181,220	2,092	6,391	8,483
Equity in subsidiaries	(5,471)	(3,493,677)	177,386	(3,321,762)	1,991	(5,932)	(3,941)
Exchange variation from foreign subsidiaries	(38)	(195)	-	(233)	-	-	-
Unrealized hedge losses	-	(40,226)	-	(40,226)	-	-	-
Gains due to change on investment	-	-	3,216	3,216	-	-	-
Capital increase	3,197	567,700	-	570,897	-	-	-
Dividends	-	-	(144,998)	(144,998)	(1,302)	-	(1,302)
Interests on capital	-	-	(16,191)	(16,191)	-	-	-
Goodwill on investment acquisition	-	-	-	-	-	15,184	15,184
Share-based payments	-	-	987	987	-	-	-
Amortization losses, net of sale leaseback (c)	-	(6,493)	-	(6,493)	-	-	-
Balance as of December 31, 2015	(1,115)	(2,985,687)	213,219	(2,773,583)	2,781	15,643	18,424

(a)     Refers to transactions related to revenue for redeeming miles for flight tickets for Smiles Program participants that, for consolidated Interim Financial Information purposes, only take place when the participants of the program are effectively transported by VRG.

(b)     The adjusted equity corresponds to the percentage of the equity less unrealized gains.

(c)     The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of December 31, 2015, the net balance to be deferred is essentially part of the net investment of the Parent Company in VRG. The net balance to be deferred as of December 31, 2015 was R$16,913 (R$23,406 as of December 31, 2014). For further details, see Note 28.2.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

14.      Losses per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. The preferred stockholders are entitled to receive dividends per share 35 times of the dividends per share paid to common stockholders. Therefore, the Company understands that the economic capacity of the preferred shares is higher than the common shares.

Basic earnings per share is calculated by dividing the net profit attributable to controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted result per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, described in Note 12. However, due to the losses reported for the period ended on December 31, 2015, these instruments issued have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

	Individual and Consolidated
	2015		2014
	Common	Preferred	Common	Preferred
Numerator
Net loss for the period attributable to Company’ stockholders	(2,123,945)	(2,336,938)	(644,841)	(601,328)
Diluted securities effect - Smiles (a)	118	129	172	162
	(2.124.060)	(2.337.070)	(645.013)	(601.490)
Denominator
Weighted average number of outstanding shares (In thousands)	5,035,037	158,285	5,035,037	134,151

Adjusted weighted average number of outstanding shares and diluted presumed conversions (In thousands)	5,035,037	158,285	5,035,037	134,151

Basic loss per share (b)	(0.422)	(14.764)	(0.128)	(4.482)
Diluted loss per share (b)	(0.422)	(14.765)	(0.128)	(4.477)

(a)     Smiles holds a Stock Options Plan for its employees. These equity instruments have a dilutive effect on earnings per share of this subsidiary, impacting, therefore, the loss considered on the basis calculation of Company’s diluted result per share.

(b)     The weighted average considers the split of 1 common shares to 35 common shares approved at the Extraordinary General Meeting held on March 23, 2015. Earnings per share presented reflects of the economic strenght of each class of shares.

15.      Property, plant and equipment

15.1.       Individual

The balance corresponds to advances for acquisition of aircraft and are related to prepayments made based on the contracts with Boeing Company to acquire 15 aircraft 737-800 Next Generation (21 aircraft as of December 31, 2014) and 109 aircraft 737-MAX (109 aircraft as of December 31, 2014) in the amount of R$555,519 (R$434,387 as of December 31, 2014) and the right to the residual value of aircraft in the amount of R$427,300 (R$427,300 as of December 31, 2014), both held by the subsidiary GAC.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

15.2.       Consolidated

	2015				2014
	Average anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft under finance leasing (a)	4%	3,174,259	(1,092,286)	2,081,973	2,079,724
Sets of replacement parts and spares engines	4%	1,234,945	(411,070)	823,875	755,640
Aircraft reconfigurations/overhauling	30%	1,486,249	(875,181)	611,068	198,359
Aircraft and safety equipment	20%	1,075	(352)	723	840
Tools	10%	26,426	(13,592)	12,834	13,751
		5,922,954	(2,392,481)	3,530,473	3,048,314

Impairment losses (b)	-	(28,904)	-	(28,904)	(33,381)
		5,894,050	(2,392,481)	3,501,569	3,014,933
Property, plant and equipment in use
Vehicles	20%	10,999	(9,174)	1,825	1,709
Machinery and equipment	10%	54,878	(30,580)	24,298	25,647
Furniture and fixtures	10%	22,353	(14,501)	7,852	7,091
Computers and peripherals	20%	41,183	(31,819)	9,364	10,940
Communication equipment	10%	2,520	(1,655)	865	1,032
Facilities	10%	4,535	(4,090)	445	724
Maintenance center - Confins	10%	107,633	(57,854)	49,779	58,954
Leasehold improvements	20%	59,581	(44,829)	14,752	10,297
Construction in progress	-	22,022	-	22,022	14,510
		325,704	(194,502)	131,202	130,904
		6,219,754	(2,586,983)	3,632,771	3,145,837
Advances for aircraft acquisition	-	623,843	-	623,843	456,197
		6,843,597	(2,586,983)	4,256,614	3,602,034

(a)   The aircraft under finance lease with purchase option at the end of the agreement are linearly depreciated by the estimated useful life until its residual value of 20%, estimated based on market values.

(b)   Refers to provisions recorded by the Company in order to present its assets according to the potential of monetary benefit generation.

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for acquisition of property, plant and equipment	Others	Total
As of January 01, 2014	2,175,697	987,310	467,764	141,389	3,772,159
Additions	60,679	189,917	482,911	18,064	751,571
Disposals	(304)	(5,064)	(494,477)	(46)	(499,891)
Depreciation	(156,348)	(236,954)	-	(28,503)	(421,805)
As of December 31, 2014	2,079,724	935,209	456,197	130,904	3,602,034
Additions	141,524	730,460	608,660	32,500	1,513,144
Disposals	-	(23,280)	(441,014)	(1,789)	(466,083)
Depreciation	(139,275)	(222,793)	-	(30,413)	(392,481)
As of December 31, 2015	2,081,973	1,419,596	623,843	131,202	4,256,614

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

16.      Intangible assets

	Goodwill	Airport operating licenses	Software	Total
Balance as of January 01, 2014	542,302	1,038,900	112,988	1,694,190
Additions	15,183	-	46,308	61,491
Disposals	-	-	(4)	(4)
Amortizations	-	-	(41,491)	(41,491)
Balance as of December 31, 2014	557,485	1,038,900	117,801	1,714,186
Additions	-	-	42,812	42,812
Disposals (*)	(15,183)	-	-	(15,183)
Amortizations	-	-	(27,210)	(27,210)
Balance as of December 31, 2015	542,302	1,038,900	133,403	1,714,605

(*) Referes to the goodwill transfer related to Netpoints S.A. transferred to Investments.

Goodwill and other intangible assets are subject to impairment test as of December 31, 2015 and 2014 using the discounted cash flow before taxes for each cash generating unit, giving the value in use.

For the purposes of impairment valuation, the assets are classified at the lowest levels for which there are separately identifiable cash flows (cash-generating units - "UGC"). To determine the carrying amount of each UGC, the Company considers not only the recorded intangible, and all the necessary tangible assets, it is only through the use of this stock that the Company will generate economic benefit.

The Company performs the allocation of goodwill in two cash-generating units: VRG and Smiles, and the amounts recognized arising from operating rights at airports are fully allocated to cash-generating unit VRG (flight network), as shown below:

	Goodwill – VRG	Goodwill – Smiles	Airport operating licenses
December 31, 2015
Book value	325,381	216,921	1,038,900
Book value – UGC	3,248,245	141,101	-
Value in use	6,339,072	5,678,811	6,168,302

Rate before taxes	17.21%	19.84%	18.65%
Perpetuity growth rate	3.50%	3.50%	8.50%

December 31, 2014
Book value	325,381	232,104	1,038,900
Book value – UGC	5,068,000	248,300	-
Value in use	11,168,414	7,712,374	5,571,674

Rate before taxes	14.03%	15.12%	14.03%
Perpetuity growth rate	3.50%	3.50%	3.50%

The results were compared to the carrying amount of each cash generating unit and as a result, the Company did not recognized losses for impairment of its CGU.

The assumptions used in the reduction tests the impairment of intangible assets are consistent with internal projections, for five years period and after five year we assume the extrapolation of perpetuity growth rate, and operating plans, both reviewed and approved by the Management. The discounted cash flow that determined the value in use of cash generating units was prepared in accordance with the Company's business plan approved on February 18, 2016.

The main assumptions used by the Company to determine the value in use of cash generating units are:

½     Capacity and fleet: consider the use, the capacity of the aircraft used in each section and the fleet size projection operation.

½     Demand: market efficiency is the key input for the projection of the Company's demand growth. Management believes that market efficiency is the ratio of market share (market share) and its participation in the offer (seat share). This indicator reflects how efficiently the company employs its share in the total market supply due to its demand capture by air transport.

½     Revenue per passenger: considers the average price charged by Gol and the effects of market variables (see variable used below).

Operating costs associated with the business: based on historical cost and updated by indicators such as inflation, related to the supply, demand and variation of the U.S. Dollar.

The Company also considered market variables such as GDP (source: Brazil’s federal reserve), U.S. Dollar (source: Brazil’s federal reserve), kerosene barrel (source: National Brazilian Petroleum Agency - ANP) and interest rates (source: Bloomberg).

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

17.      Short and long-term debt

	Maturity of the contract	Interest rate	Individual		Consolidated
			2015	2014	2015	2014
Short-term debt
Local currency:
BNDES – Direct (a)	Jul, 2017	TJLP+1.40% p.a.	-	-	3,111	3,111
Debentures IV and V (b)	Sep, 2018	128% of DI	-	-	-	166,974
Debentures Smiles (c)	Jul, 2015	115% of DI	-	-	-	347,484
Debentures VI (n)	Sep, 2019	132% of DI	-	-	125,194	-
Safra (d)	May, 2018	128% of DI	-	-	33,571	16,357
Safra K-giro (m)	Mar, 2016	111% of DI	-	-	116,035	-
Interest	-	-	-	-	22,026	10,153
Foreign currency (in US$):
J. P. Morgan (e)	Feb, 2016	0.90% p.a.	-	-	72,141	54,213
Finimp (f)	Nov, 2016	3.52% p.a.	-	-	389,275	117,598
Engine Facility (Cacib) (g)	Jun, 2021	Libor 3m+2.25% p.a.	-	-	20,920	14,048
Interest	-	-	127,598	56,619	126,462	55,470
			127,598	56,619	908,735	785,408
Financial lease	Jul, 2025	4.97% p.a.	-	-	487,888	325,326
Total short-term debt			127,598	56,619	1,396,623	1,110,734

Long-term debt
Local currency:
BNDES – Direct (a)	Jul, 2017	TJLP+1.40% p.a.	-	-	1,813	4,904
Debentures IV (b)	Sep, 2018	128% of DI	-	-	-	443,076
Debentures V (b)	Jun, 2017	128% of DI	-	-	-	490,625
Debentures VI (n)	Set, 2019	132% of DI	-		925,623	-
Safra (d)	May, 2018	128% of DI	-	-	49,562	82,585
Foreign currency (in US$):
J.P. Morgan (e)	Mar, 2018	0.90% p.a.	-	-	64,744	13,566
Engine Facility (Cacib) (g)	Jun, 2021	Libor 3m+2.25% p.a.	-	-	212,758	158,447
Senior Bond I (h)	Apr, 2017	7.50% p.a.	322,407	223,543	322,407	223,543
Senior Bond II (i)	Jul, 2020	9.25% p.a.	617,376	408,663	617,376	408,663
Senior Bond III (j)	Feb, 2023	10.75% p.a.	137,379	93,450	128,195	82,970
Senior Bond IV (k)	Jan, 2022	8.87% p.a.	1,251,902	841,313	1,251,902	841,313
Perpetual Bond (l)	-	8.75% p.a.	780,961	531,240	698,959	475,460
Term Loan (o)	Aug, 2020	6,5% p.a.	1,128,757	-	1,128,757	-
			4,238,782	2,098,209	5,402,096	3,225,152
Financial lease	Jul, 2025	4.97% p.a.	-	-	2,506,207	1,899,353
Total long-term debt			4,238,782	2,098,209	7,908,303	5,124,505
Total			4,366,380	2,154,828	9,304,926	6,235,239

(a) Credit line obtained on June 27, 2012, to the expansion of the aircraft maintenance Center ("CMA").

(b) Full early settlement of debentures from the subsidiary VRG on September 30, 2015 with funds raised through issuance of Debentures VI.

(c) Debentures issued by subsidiary Smiles, full settled on July 06, 2015.

(d)The total amount of the financing as of December 31, 2015 was R$83,133 with guaranteed deposits in the amount of R$63,334 as shown in Note 5.

(e) Issuance of 3 series of Guaranteed Notes to finance engine maintenance. For further information, see Note 11.4.

(f)  Credit line with Banco do Brasil and Banco Safra of import financing for purchase of spare parts and aircraft equipment.

(g)Credit line raised on September 30, 2014 with Credit Agricole.

(h)Issuance of the Bond by the subsidiary Finance on March 22, 2007 was used on pre-payments financing for purchase of aircraft.

(i)  Issuance of Bond by the subsidiary Gol Finance on July 13, 2010 in order to pay debts held by the Company.

(j)  Issuance of the Bond by the subsidiary VRG on February 07, 2013 in order to finance the pre-payment of debts that will mature in the next 3 years. The total amount of the Bond was transferred to the subsidiary  Gol LuxCo, along with the financial applications acquired on the date of issuance, and and a portion of the loan was prepaid.

(k) Issuance of the Bond by the subsidiary Gol LuxCo on September 24, 2014 in order to finance the repurchase of the Senior Bonds I, II and III.

(l)  Issuance of the Bond by the subsidiary Finance on April 05, 2006 to finance aircraft purchase and bank loans.

(m)  Short term loan used to supply working capital on the subsidiary VRG by the Safra bank.

(n)Issuance of 105.000 debentures by the subsidiary VRG on December 31, 2015, in order to finance the full early settlement of the debentures of IV and V issuance.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

(o)Issuance of loans by the subsidiary Gol LuxCo on August 31, 2015 in order to finance the aircraft acquisition and bank financing, with third party guarantee, to Gol LuxCo (For further information, see item 17.2).

The total loans and financing includes costs of R$106,450 (R$66,376 as of December 31, 2014) to be amortized over the maturities of the related loans and financing.

The maturities of long-term debt as of December 31, 2015 are as follows:

	2017	2018	2019	2020	After 2020	Without maturity date	Total
Individual
Foreign currency (in US$):
Senior Bond I	322,407	-	-	-	-	-	322,407
Senior Bond II	-	-	-	617,376	-	-	617,376
Senior Bond III	-	-	-	-	137,379	-	137,379
Senior Bond IV	-	-	-	-	1,251,902	-	1,251,902
Perpetual Bond	-	-	-	-	-	780,961	780,961
Term loan	-	-	-	1,128,757	-	-	1,128,757
Total	322,407	-	-	1,746,133	1,389,281	780,961	4,238,782

Consolidated
Local currency:
BNDES – Direct	1,813	-	-	-	-	-	1,813
Safra	33,333	16,229	-	-	-	-	49,562
Debentures V	150,000	400,000	375,623	-	-	-	925,623
Foreign currency (in US$):
J.P. Morgan	52,766	11,978	-	-	-	-	64,744
Engine Facility (Cacib)	20,886	20,886	20,886	20,886	129,214	-	212,758
Senior Bond I	322,407	-	-	-	-	-	322,407
Senior Bond II	-	-	-	617,376	-	-	617,376
Senior Bond III	-	-	-	-	128,195	-	128,195
Senior Bond IV	-	-	-	-	1,251,902	-	1,251,902
Perpetual Bond	-	-	-	-	-	698,959	698,959
Term Loan	-	-	-	1,128,757	-	-	1,128,757
Total	581,205	449,093	396,509	1,767,019	1,509,311	698,959	5,402,096

The fair value of senior and perpetual bond as of December 31, 2015 is as follows:

	Individual		Consolidated
	Book	Market	Book	Market
Senior Bonds	2,329,064	1,203,214	2,319,880	1,203,214
Perpetual Bond	780,961	236,240	698,959	236,240

Senior and Perpetual Bonds’ market prices are obtained through the current market quotations.

17.1.     Covenants

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$4,703,129, as of December 31, 2015 (R$2,749,692 as of December 31, 2014), hold clauses and contratual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements defined  and the cover of expenses with interest. The next measurement will occur on the first semester of 2016

The Company has restrictive covenants in its debenture VI with the following financial institutions: Bradesco and Banco do Brasil, with semi-annual measurements. The indexes analyzed for restrictions measurement are: (i) net debt/EBITDAR below 7.76, and (ii) coverage of debt (CID) of at least 1.56. The mandatory measurement of such indexes, as Issuance Deed, will occur only on March 31, 2016. Therefore, on December 31, 2015, the Company is in compliance with the restrictive clauses of debentures.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

17.2.     New loans from the year ended December 31, 2015

The Company, during the period ended December 31, 2015, obtained new debt financings, as follow:

½ Import financing (Finimp): the subsidiary VRG raised funds through financing over the period and with promissory note as guarantee. This operation is part of credit line maintened by the Company for import financing in order to purchase spare parts and aircraft equipaments. The funding operations during the year are as follows:

Acquisition date	Bank	Principal amount (US$)	Principal amount (R$)	Interest rate	Maturity date
02/06/2015	Safra	11,327	32,601	3.32% a.a.	02/01/2016
02/13/2015	Banco do Brasil	6,557	18,872	2.97% a.a.	02/05/2016
02/24/2015	Banco do Brasil	10,744	30,923	2.98% a.a.	02/22/2016
03/09/2015	Banco do Brasil	6,019	19,309	2.86% a.a.	03/03/2016
03/30/2015	Safra	8,156	26,164	4.05% a.a.	03/24/2016
05/18/2015	Banco do Brasil	4,274	13,586	3.13% a.a.	05/13/2016
07/06/2015	Banco do Brasil	9,638	32,711	3.18% a.a.	07/01/2016
07/23/2015	Banco do Brasil	7,822	26,548	3.23% a.a.	07/18/2016
07/28/2015	Banco do Brasil	10,436	35,420	3.22% a.a.	07/22/2016
07/31/2015	Citbank	10,696	36,302	4.71% a.a.	07/25/2016
09/04/2015	Safra	10,534	41,851	4.35% a.a.	08/29/2016
10/30/2015	Banco do Brasil	2,694	10,396	3.63% a.a.	11/04/2016

½Engine maintenance financing (JP Morgan): On March 13, 2015, the subsidiary VRG obtained a financing for engine maintenance in the amount of R$130,795 (US$40,539 at the date of the loan), with  quarterly amortization and interest payments and costs issuance of R$4,198 (US$1,334 at the date of the loan) and financial guarantee from the Export-Import Bank of the United States ("Ex-Im Bank").

½Loan for working capital by Safra : on June 30, 2015, the subsidiary VRG obtained a new credit line with Bank Safra in order to supply the working capital in the amount of R$120,000, with principal and interests maturity date on September 28, 2015. The issuance costs of R$1,200, with fiduciary assignment as guarantee.

½Credit issuance with third party guarantee: on August 31, 2015, the subsidiary Gol Luxco issued a debt in the amount of US$300,000 (R$1,191,870 on acquisition date) and issuance costs of R$48,700 (US$12,258 on acquisition date) through the bank Morgan Stanley, with a term of 5 years and effective interest rate of 6.5% p.a. The Company included the additional third party guarantee (“Backstop Guaranty”) granted by Delta which, in return, according to the agreement, the Company granted to Delta the pledge of commun shares issued by subsidiary Smiles and held by the Company. The evaluation of the guarantee is done by comparing the market value of the shares from Smiles with the updated debt and, if the debt exceeds the market value, the Company is required to make a deposit in guarantee. On December 31, 2015, due to the volatility of the market value of the Smiles shares, the measurement of the additional guarantee with Delta was R$48,810 (US$12,500 as of December 31, 2014), as Notes 5f and 11.5.

½ Issuance of debentures: on September 30, 2015, the subsidiary VRG issued 105,000 simple debentures, not convertible into shares, from the 6th serie in the amount of R$1,050,000 and issuance costs of R$28,382, which will be settled over the period of the debt. The funds raised were used for the full early settlement at face value of the 4th and 5th series of debentures which, as result, had its costs fully written off in the results.

Other loans and financing have not suffered contractual changes during the year.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

17.3.     Financial leases

The future payments of financial leasing contracts indexed to U.S. Dollar are detailed as follow:

	Consolidated
	2015	2014
2015	-	417,149
2016	629,340	399,179
2017	559,721	369,429
2018	550,431	363,110
2019	460,848	302,171
Beyond 2020	1,192,153	698,898
Total minimum lease payments	3,392,493	2,549,936
Less total interest	(398,398)	(325,257)
Present value of minimum lease payments	2,994,095	2,224,679
Less current portion	(487,888)	(325,326)
Noncurrent portion	2,506,207	1,899,353

The discount rate used to calculate the present value of the minimum lease payments was 4.91% as of December 31, 2015 (5.00% as of December 31, 2014). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of December 31, 2015, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$276,851 (R$164,446 as of December 31, 2014) and are recorded in long-term debt.

18.      Salaries, wages and benefits

	Individual		Consolidated
	2015	2014	2015	2014
Salaries	-	-	162,612	158,216
INSS and FGTS payable	372	511	56,302	67,189
Profit sharing plan	-	-	10,633	24,984
Others	12	8	21,088	5,051
	384	519	250,635	255,440

19.      Taxes payable

	Individual		Consolidated
	2015	2014	2015	2014
PIS and COFINS	128	-	75,811	36,277
Withoholding tax on installments	-	-	1,107	-
Withholding taxes on salaries	2	-	27,606	27,841
ICMS	-	-	39,234	36,212
Tax on import	-	-	3,467	3,467
CIDE	68	-	2,538	1,480
IOF	65	-	65	35
IRPJ and CSLL payable	-	-	-	15,791
Others	39	-	8,183	13,798
	302	-	158,011	134,901

Current	302	-	118,957	100,094
Noncurrent	-	-	39,054	34,807

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

On April 1, 2015, the federal government established the increase in PIS/PASED and in COFINS tax rate on interests income from 0% to 4.65% through Act 8,426/15. Given this fact, the Company began to calculate such taxes in all the interests income incurred from July 1, 2015, including the exchange variation gains. On December 31, 2015, the contributions payable balance was R$43,114.

On January 1, 2015, the Company adopted the Law 12,973/14, which promoted changes in legislation in order to adapt the tax rules to the new accounting rules introduced by Law 11,638/ 07, for VRG and Webjet. This adoption did not result in significant effects on the financial statements for the year ended December 31, 2015. The controller GLAI and Smiles made adherence to the law for the year ended December 31, 2014.

20.      Advance ticket sales

As of December 31, 2015, the balance of transport to perform classified in current liabilities was R$1,206,655 (R$1,101,611 as of December 31, 2014) and is represented by 4,464,876 coupons tickets sold and not yet used (5,382,145 as of December 31, 2014) with an average use of 36 days (40 days as of December 31, 2014).

21.      Mileage program

As of December 31, 2015, the balance of Smiles deferred revenue is R$770,416 (R$220,212 as of December 31, 2014) and R$221,242 (R$559,506 as of December 31, 2014) classified in the current and noncurrent liabilities, respectively and the number of outstanding miles as of December 31, 2015 amounted to 44,424,598,123 (42,412,047,693 as of December 31, 2014).

22.      Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balance on December 31, 2014	21,916	361,651	102,093	485,660
Additional provisions recognized	2,666	259,673	44,460	306,799
Utilized provisions	(22,050)	(59,186)	(2,200)	(83,436)
Foreign exchange variation	(1,790)	163,038	2	161,250
Balance on December 31, 2015	742	725,176	144,355	870,273

As of December 31, 2014
Current	21,916	185,178	-	207,094
Noncurrent	-	176,473	102,093	278,566
	21,916	361,651	102,093	485,660

As of December 31, 2015
Current	742	205,966	-	206,708
Noncurrent	-	519,210	144,355	663,565
	742	725,176	144,355	870,273

a)     Provisions for aircraft and engines return

The returns provisions consider the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the returns conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in Note 2.2.k.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

b)    Provision for legal proceedings

As of December 31, 2015 the Company and its subsidiaries are parties to 26,708 (8,644 labor and 18,064 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	16,479	329	16,808
Civil proceedings	1,254	2	1,256
Labor lawsuits	5,396	3,030	8,426
Labor proceedings	216	2	218
	23,345	3,363	26,708

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	2015	2014
Civil	69,892	55,097
Labor	74,293	46,996
Taxes	170	151
	144,355	102,244

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of December 31, 2015 of R$22,176 for civil claims and R$53,764 for labor claims (R$15,786 and R$2,341 as of December 31, 2014 respectively), for which no provisions are recognized.

On August 2015, the Superior Labor Court (“TST”) declared unconstitutional the monetary adjustments of the labor debts by Reference Rate (“TR”), which was substituded by IPCA-E (the National Index of Price to the Ample), which will be applicable to all litigations in progress as of June 30, 2009 and from the date on.

On October 14, 2015, the Federal Supreme Court (STF) granted an injuction suspending the effects of the decision previously communicated by the TST. The Company, along with its internal and external legal advisors, believes that, in the current scenario, the risk of obligation to update the labour claims by IPCA-E is remote.

The tax lawsuits below were evaluated by the Companys’ management and its legal consultants as being relevant and with probable risk as of December 31, 2015:

•  GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest on capital in the amount of R$50,683, related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains a letter of credit with Bic Banco with a partial guarantee on the lawsuit value of R$20,062 as disclosed in Note 5.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

•  Tax on Services (ISS), the amount of R$17,091 (R$16,470 as of December, 31 2014) arising from assessment notices issued by the Prefeitura do Município de São Paulo against the Company, in the period from January, 2007 to December, 2010 regarding a possible ISS taxation on partners agreements. The classification of the possible risk stems from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•  Customs Penalty in the amount of R$18,283 (R$33,956 as of December, 31 2014) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•  BSSF goodwill (BSSF Air Holdings), in the amount of R$45,292 (R$43,246 as of December, 31 2014) related to Infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•  VRG’s goodwill in the amount of R$65,929 (R$17,894 as of December, 31 2014) resulted from summons of violation related to the deductibility of the goodwill classified as future payment. The classification of probable risk arises from the absence of a final opinion from the Superior Courts.

•  ICMS in the amount of R$20,384 arising from assessment notice issued for alleged underreporting (or incomplete declaration) amounts related to air transport revenue to the tax authorities of the state of Ceará in the year 2014.

•  Tax on Industrialized Products (IPI): supposedly levied on the importation of aircraft in the amount of R$101,448.

There are other lawsuits considered by the Company’s Management and its legal counsel as possible risk, in the estimated amount of R$58,151 (R$27,538 as of December, 31 2014) which added to the lawsuits mentioned above, amounting up to R$364,078 as of December 31, 2015 (R$176,854 as of December, 31 2014).

23.      Stockholders’ equity

23.1. Issued capital

As of December 31, 2015, the amount of the Company’s capital is R$3,080,110, represented by 5,238,421,108 shares, of which 5,035,037,140 are common shares and 203,383,968 are preferred shares. On the Extraordinary General Meeting held on March 23, 2015 was approved the deployment of the Company’s common shares, in the ratio of 1 to 35 shares, without changes in the shareholders’ ratio. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	2015			2014
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	33.88%	61.28%	100.00%	21.16%	61.22%
Delta Airlines, Inc.	-	16.19%	9.48%	-	5.96%	2.93%
Fidelity Investments	-	-	-	-	5.05%	2.48%
Treasury shares	-	0.75%	0.44%	-	1.50%	0.74%
Other	-	1.05%	0.61%	-	1.33%	0.65%
Free float	-	48.13%	28.19%	-	65.00%	31.98%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

The authorized share capital, as of December 31, 2015, was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase, the Board of Directors will define the issuance conditions, including pricing and payment terms.

On February 03, 2015, the Board of Directors approved the capital increase in the amount of R$89 from subscription of 7,000 common shares from exercise of stock options.

On September 04, 2015, the Board of Directors approved the capital increase in the amount of R$461,273 from subscription of 64,065,611 common shares, nominatives, without the nominal value in the price of R$7.20 per share in favor of Delta Airlines and Volluto Fund shareholders, which cost on issued shares was R$5,009.

23.2. Dividends

The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred stockholders, in the aggregate of at least 25% of annual adjusted profit after resevers in accordance with the Corporate Law (6,404/76).

23.3.Treasury shares

During the year ended December 31, 2015, the Company transferred 557,106 restricted shares to its beneficiaries, amounting R$8,658 (62,850 restricted shares in the amount of R$759 as of December 31, 2014), which amount of R$4,505 is related to the difference between average value of the treasury shares and the fair value of the expenses allocated.

As of December 31, 2015, the Company holds 1,526,769 treasury shares, totaling R$22,699, with a market value of R$3,847 (2,083,875 treasury shares, totaling R$31,357 in shares with market value of R$31,633 as of December 31, 2014),

23.4.Share-based payments

As of December 31, 2015, the balance of share-based payments reserve was R$103,126 (R$93,763 as of December 31, 2014). The Company recorded a share-based payment expense amounting to R$13,516 related to the Company’s controlling stockholders and R$836 related to its non-controlling stockholders in the year ended December 31, 2015, with a corresponding expense classified as personnel costs under the statement of profit or loss (R$9,084 related to the Company’s controlling stockholders and R$1,254 related to its non-controlling stockholders as of December 31, 2014).

23.5.Other comphensive result

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other comphensive result”, net of tax effects. The balance as of December 31, 2015 corresponds to a net loss of R$178,939 (net loss of R$138,713 as of December 31, 2014) as Note 29.

23.6.Cost on issued shares

As of December 31, 2015 and 2014, the balance of costs on issued shares was R$41,895 on the individual company and R$155,223 on the consolidated (R$36,886 on the individual company and R$150,214 on the consolidated).

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

24.      Revenue

	2015	2014
Passenger transportation	8,954,034	9.432.810
Cargo	318,573	332,464
Revenue of miles redemption	421,348	191,719
Other revenue (*)	690,044	695,549
Gross revenue	10,383,999	10,652,542

Related taxes	(605,992)	(586,328)
Net revenue	9,778,007	10,066,214

(*) The total amount of R$ 449,263 corresponds to revenue recognition of no show fees, rebooking and cancellation of tickets (R$463,043 at December 31, 2014).

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical locations is as follows:

	2015	%	2014	%
Domestic	8,670,023	88.7	8,871,325	88.1
International	1,107,984	11.3	1,194,889	11.9
Net revenue	9,778,007	100.0	10,066,214	100.0

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

25.      Costs of services, administrative and selling expenses

25.1 Individual

	2015	%	2014	%
Salaries (a)	(4,974)	(46.7)	(6,104)	(10.3)
Services rendered	(9,496)	(89.2)	(4,867)	(8.2)
Sale-leaseback transactions (b)	25,695	241.3	72,295	122.0
Other operating expenses	(574)	(5.4)	(2,075)	(3.5)
	10,651	100.0	59,249	100.0

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

25.2.Consolidated

	2015
	Cost of services	Selling expenses	Adminis- trative expenses	Other operating income	Total	%
Salaries (a)	(1,287,222)	(58,487)	(234,822)	-	(1,580,531)	15.9
Aircraft Fuel	(3,301,368)	-	-	-	(3,301,368)	33.2
Aircraft rents	(1,106,583)	-	-	6,497	(1,100,086)	11.1
Aircraft insurance	(29,791)	-	-	-	(29,791)	0.3
Maintenance, materials and repair	(603,925)	-	-	-	(603,925)	6.1
Traffic services	(439,029)	(301,175)	(279,689)	-	(1,019,833)	10.2
Sales and marketing	-	(617,403)	-	-	(617,403)	6.2
Landing fees	(681,378)	-	-	-	(681,378)	6.8
Depreciation and amortization	(359,889)	-	(59,802)	-	(419,691)	4.2
Sale-leaseback transactions (b)	-	-	-	19,198	19,198	(0.2)
Other, net (c)	(451,172)	(64,036)	(107,827)	-	(623,035)	6.2
	(8,260,357)	(1,041,041)	(682,140)	25,695	(9,957,843)	100.0

	2014
	Cost of services	Selling expenses	Adminis- trative expenses	Other operating income	Total	%
Salaries (a)	(1,164,048)	(43,089)	(166,959)	-	(1,374,096)	14.4
Aircraft Fuel	(3,842,276)	-	-	-	(3,842,276)	40.2
Aircraft rents	(844,571)	-	-	-	(844,571)	8.8
Aircraft insurance	(22,411)	-	-	-	(22,411)	0.2
Maintenance, materials and repair	(511,042)	-	(3)	-	(511,045)	5.3
Traffic services	(362,361)	(127,382)	(257,704)	-	(747,447)	7.8
Sales and marketing	-	(666,319)	(1,053)	-	(667,372)	7.0
Landing fees	(613,153)	-	-	-	(613,153)	6.4
Depreciation and amortization	(397,812)	-	(65,484)	-	(463,296)	4.8
Sale-leaseback transactions (b)	-	-	-	72,295	72,295	(0.8)
Other, net	(389,528)	(40,350)	(115,532)	-	(545,410)	5.9
	(8,147,202)	(877,140)	(606,735)	72,295	(9,558,782)	100.0

(a)    The Company recognizes the cost of the Audit Committee and Board of Directors under this line.

(b)    The amount of R$25,695 (R$72,925 as of September 30, 2014) comprises the gains fully recognized and deferred losses from sale-leaseback transactions of 4 aircraft during the period ended December 31, 2015 (9 aircraft for the year ended December 31, 2014).

(c)   Includes costs incurred in providing air transport services, such as hosting fees, disrupted flights, and other costs and expenses.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

26.      Financial income (expense)

	Individual		Consolidated
	2015	2014	2015	2014
Financial income
Gains from derivatives	-	-	174,693	225,481
Income from short-term investments and investment funds	6,837	6,100	178,147	148,639
Monetary variation	2,503	2,236	14,531	22,423
(-) Tax expense over financial income (a)	(1,853)	-	(47.588)	-
Other	18,725	3,933	12,784	11,173
	26,212	12,269	332,567	407,716
Financial expenses
Losses from derivatives	-	(15,901)	(124,536)	(684,712)
Interest on short and long-term debt	(274,197)	(177,723)	(885,947)	(592,443)
Bank interest and expenses	(9,080)	(2,579)	(60,760)	(28,006)
Monetary variation	-	-	(3,921)	(3,606)
Other	(7,805)	(62,979)	(253,727)	(120,364)
	(291,082)	(259,182)	(1,328,891)	(1,429,131)

Foreign exchange variation, net (b)	(813,782)	(162,321)	(2,266,999)	(436,207)

Total	(1,078,652)	(409,234)	(3,263,323)	(1,457,622)

(a) Relative to tax expense (PIS and COFINS) on financial income, according to the Decree nº8,426 from April, 2015.

(b) The total amount of R$ 469,574 is related to transactions in Venezuela that are converted in SIMADI rate level of BS200/US$.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

27.      Operating segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, which operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: the airline industry and the loyalty program.

The accounting policies of the operating segments are the same as those applied to the consolidated Interim Financial Information. Additionally, the Company has distinct natures between the two reportable segments, so there are no common costs and revenues between operating segments.

The Company is the majority shareholder of the subsidiary Smiles, being the non-controlling portion on its capital of 45.9% and 45.7% as of December 31, 2015 and 2014, respectively.

The information as follow presents the summarized financial position related to reportable segments for the years ended December 31, 2015 and 2014:

27.1. Assets and liabilities of the operational segment

	2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,717,370	1,447,318	3,164,688	(703,122)	2,461,566
Noncurrent	7,850,454	217,950	8,068,404	(161,573)	7,906,831
Total assets	9,567,824	1,665,268	11,233,092	(864,695)	10,368,397

Liabilities
Current	5,325,604	954,746	6,280,350	(738,342)	5,542,008
Noncurrent	8,788,682	222,582	9,011,264	137,565	9,148,829
Stockholder’s equity	(4,546,462)	487,940	(4,058,522)	(263,918)	(4,322,440)
Total liabilities and stockholder’s equity	9,567,824	1,665,268	11,233,092	(864,695)	10,368,397

	2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,783,212	734,355	3,517,567	(531,369)	2,986,198
Noncurrent	7,061,616	832,848	7,894,464	(904,015)	6,990,449
Total assets	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

Liabilities
Current	3,992,760	708,292	4,701,052	(488,406)	4,212,646
Noncurrent	6,370,455	452,874	6,823,329	(726,354)	6,096,975
Stockholder’s equity	(518,387)	406,037	(112,350)	(220,624)	(332,974)
Total liabilities and stockholder’s equity	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

27.2. Income and expenses of the operational segment

	2015
	Fligh transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	8,294,463	-	8,294,463	288,925	8,583,388
Cargo and other (a)	941,928	47,199	989,127	(19,198)	969,929
Miles redeemed revenue (a)	-	1,172,322	1,172,322	(947,632)	224,690
Costs (b)	(8,260,355)	(676,506)	(8,936,861)	676,504	(8,260,357)
Net income	976,036	543,015	1,519,051	(1,401)	1,517,650

Operating expenses
Sales and marketing	(884,773)	(87,207)	(971,980)	(69,061)	(1,041,041)
Administrative expenses	(677,961)	(39,953)	(717,914)	35,774	(682,140)
Other operating revenue, net	25,695	-	25,695	-	25,695
	(1,537,039)	(127,160)	(1,664,199)	(33,287)	(1,697,486)

Equity results	179,377	(5,932)	173,445	(177,386)	(3,941)

Finance result
Financial income	287,058	156,042	443,100	(110,533)	332,567
Financial expense	(1,424,321)	(15,104)	(1,439,425)	110,534	(1,328,891)
Exchange rate changes, net	(2,264,750)	(2,248)	(2,266,998)	(1)	(2,266,999)

Income (loss) before income tax and social contribution	(3,783,639)	548,613	(3,235,026)	(212,074)	(3,447,100)

Current and deferred income tax and social contribution	(677,244)	(178,691)	(855,935)	11,795	(844,140)
Total income (loss), net	(4,460,883)	369,922	(4,090,961)	(200,279)	(4,291,240)

Attributable to Company’ stockholders	(4,460,883)	200,279	(4,260,604)	(200,279)	(4,460,883)
Attributable to non-controlling stockholders	-	169,644	169,643	-	169,643

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

	2014
	Fligh transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	8,848,749	-	8,848,749	197,082	9,045,831
Cargo and other (a)	939,829	-	939,829	(18,341)	921,488
Miles redeemed revenue (a)	-	808,058	808,058	(709,163)	98,895
Costs (b)	(8,147,202)	(430,949)	(8,578,151)	430,949	(8,147,202)
Net income	1,641,376	377,109	2,018,485	(99,473)	1,919,012

Operating expenses
Sales and marketing	(898,635)	(65,062)	(963,697)	86,557	(877,140)
Administrative expenses	(570,924)	(35,138)	(606,062)	(673)	(606,735)
Other operating revenue, net	72,295	366	72,661	(366)	72,295
	(1,397,264)	(99,834)	(1,497,098)	85,518	(1,411,580)

Equity results	1,302	(3,791)	(2,489)	(1)	(2,490)

Finance result
Financial income	377,166	177,414	554,580	(146,864)	407,716
Financial expense	(1,543,963)	(32,032)	(1,575,995)	146,864	(1,429,131)
Exchange rate changes, net	(433,832)	(2,375)	(436,207)	-	(436,207)

Income (loss) before income tax and social contribution	(1,355,215)	416,491	(938,724)	(13,956)	(952,680)

Current and deferred income tax and social contribution	(36,796)	(132,551)	(169,347)	4,746	(164,601)
Total income (loss), net	(1,392,011)	283,940	(1,108,071)	(9,210)	(1,117,281)

Attributable to Company’ stockholders	(1,392,011)	155,052	(1,236,959)	(9,210)	(1,246,169)
Attributable to non-controlling stockholders	-	128,888	128,888	-	128,888

(a)  The eliminations from operating entries are fully represented by transactions between VRG and Smiles.

(b)  Include charges for depreciation and amortization totaling R$419,691 allocated for each operating segment as follows: R$416,856 in flight transportation segment and R$2,385 in Loyalty Program Segment (R$460,072 and R$3,224, respectively, on 2014)

In the individual Interim Financial Information of the subsidiary Smiles, which represents the segment Smiles Loyalty Program and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under this perspective, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and results, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated Interim Financial Information, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

28.      Commitments

As of December 31, 2015 the Company holds 124 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including the contractual discounts, is R$58,886,473 (corresponding to US$15,080,534 at the reporting date) and are segregated according to the following years:

	2015	2014
2015	-	1,323,818
2016	1,337,753	1,385,110
2017	-	2,132,740
2018	2,141,509	1,456,740
2019	3,495,921	4,465,348
Beyond 2019	51,911,290	28,678,089
	58,886,473	39,441,845

As of December 31, 2015, from the total orders mentioned above, the Company holds the amount of R$7,380,493 (corresponding to US$1,890,108 at the reporting date) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	2015	2014
2015	-	289,945
2016	6,672	154,216
2017	343,657	267,898
2018	579,313	651,124
2019	789,479	694,958
Beyond 2019	5,661,372	3,234,741
	7,380,493	5,292,882

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term line of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operational and financial leases. As of December 31, 2015, the total fleet leased was comprised of 144 aircraft, of which 98 were under operating leases and 46 were recorded as financial leases. The Company holds 40 aircraft under financial leasing with purchase option. During the year ended December 31, 2015, the Company returned 6 aircraft under operating lease contracts.

28.1. Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	2015	2014
2015	-	785,052
2016	1,270,284	697,744
2017	1,127,820	632,899
2018	1,001,212	539,329
2019	904,590	482,752
Beyond 2019	3,445,126	1,657,034
Total minimum lease payments	7,749,032	4,794,810

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

28.2.            Sale-leaseback transactions

The Company, during the years 2006 to 2009, recorded gains and losses from sale-leaseback transactions of 4 aircraft 737-800 Next Generation. These gains and losses were deferred, and are being amortized proportionally to the payments of the operational lease agreements over the contract term of 120 months. The amounts registered during the years ended December 31, 2015 and 2014 are as follows:

	Prepaid expenses				Other liabilities
	Current		Noncurrent		Current		Noncurrent
	2015	2014	2015	2014	2015	2014	2015	2014
Deferred losses (*)	8,171	8,280	10,075	18,245	-	-	-	-
Deferred gains (**)	-	-	-	-	1,334	1,783	-	1,337

(*)  Related to 11 aircraft from transactions from 2006 to 2009, see Note 10.

(**) Related to 2 aircraft from transactions on 2006.

Additionally, during the year ended on December 31, 2015, the Company recorded a net gain of R$32,191 resulting from 6 aircraft received during the year (R$81,224 related to 9 aircraft received during the year ended December 31, 2014) that were used as sale-leaseback transactions and resulted in operating leases. Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

29.     Financial instruments and risks management

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments. The financial derivative instruments are used to hedge against the inherent risks related to the Company operations. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. Dollar and interest markets. The contracts may be held by means of exclusive investment funds, as described in the Risk Management Policy of the Company.

The Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), and approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The Company does not hedge total exposure of risk, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be protected consider the financial risks and the cost of such protection and are determined and reviewed at least quarterly in line with the strategies of CPR. The results from operations and the application of controls for risk management are part of the monitoring process by the CPR and have been satisfactory to the proposed objectives.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of December 31, 2015 and 2014 is as follows:

	Measured at fair value through profit or loss		Measured at amortized Cost (c)
	2015	2014	2015	2014
Assets
Cash and cash equivalents	737,343	1,796,605	334,989	102,168
Short-term investments (a)	227,628	287,148	264,092	9,676
Restricted cash	735,404	273,247	59,324	58,303
Derivatives operations assets	1,766	18,846	-	-
Accounts receivable	-	-	462,620	352,284
Deposits (b)	-	-	690,826	526,822
Other credits	-	-	59,069	65,120
	-		-
Liabilities
Loans and financing	-	-	9,304,926	6,235,239
Suppliers	-	-	900,682	686,151
Derivatives obligations	141,443	85,366	-	-

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

(a)    The Company manages its investments as held for trading to pay its operational expenses.

(b)     Excludes the escrow deposits, as mentioned in Note 10.

(c)    Items classified as amortized cost for being credits, bonds or debts along with private institutions which, in any early settlement, there are no substantial changes in relation to the recorded values, except the amounts related to Perpetual Bonds and Senior Notes, as disclosed on Note 17. The fair values are approximately the book values, according to the short term maturity period of these assets and liabilities.

As of December 31, 2015 the Company had no financial assets available for sale.

The derivative financial instruments were recognized in the following balance sheet line items:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Total
Asset (liability) as of December 31, 2014	19	15,134	(81,673)	(66,520)
Fair value variations:
Net losses recognized in results (a)	492	102,696	72	103,260
Losses recognized in other comprehensive income	(30,712)	-	(96,489)	(127,201)
Payments (cash receipts) during the year	30,201	(116,064)	36,647	(49,216)
Asset (liability) as of December 31, 2015 (*)	-	1,766	(141,443)	(139,677)

Movement of other comprehensive results	Fuel	Foreign currency	Interest rate	Total
Balance as of December 31, 2014	168	-	(138,881)	(138,713)
Fair value adjustments during the year	(30,712)	-	(96,489)	(127,201)
Reversal, net to profit or loss (b)	30,456	-	35,797	66,253
Tax effect	88	-	20,631	20,719
Balance as of December 31, 2015	-	-	(178,942)	(178,942)

Effects on result (a+b)	(29,964)	102,696	(35,725)	37,007

Operational income	-	-	(13,150)	(13,150)
Financial income (expense)	(29,964)	102,696	(22,575)	50,157

(*)   Classified as "Rights with derivative operations" if the amount results in an asset or "Obligation with derivative operations" if the amount results in a liability.

The Company adopts the hedge accounting. In December 31, the derivatives contracted to hedge interest rate risk are classified as "cash flow hedge", according to the parameters described in CPC 38 and the other programs are economic hedge. The cash flow hedge is programmed to be recycled to income and expense in the periods stated bellow:

	2016	2017	2018	2019	2020	Beyond 2020
Recycle expectation	(10,632)	(10,607)	(10,379)	(10,664)	(9,872)	(126,784)

a)     Market risks

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

           i.       Fuel price risk

The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations. To mitigate the risk of fuel price, the Company holds derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted, directly with the local supplier, are future fuel deliveries to aircraft at predetermined prices. During the year ended December 31, 2015, the Company recognized a loss on fuel hedging transactions in the amount of R$29,964 (R$370,196 in 2014).

          ii.       Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. To mitigate the risk of exchange rate, the Company holds derivative financial instruments that are referenced to the U.S. Dollar. For the year ended December 31, 2015, the Company recognized a gain on hedges of foreign exchange in the amount of R$102,969 (loss of R$24,722 in 2014).

The currency exposure of the Company on December 31, 2015 and 2014 is shown below:

	Individual		Consolidated
	2015	2014	2015	2014
Assets
Cash and short-term investments	565,184	457,902	971,986	954,227
Trade receivables	-	-	57,104	35,095
Deposits	-	-	690,827	526,822
Prepaid expenses with leases	-	-	-	44,093
Result from hedge operations	-	-	1,766	18,846
Others	36	-	4,202	9,572
Total assets	565,220	457,902	1,725,885	1,588,655

Liabilities
Foreign suppliers	34	-	113,280	69,733
Short and long-term debt	4,366,380	2,154,828	5,033,900	2,445,291
Finance leases payable	-	-	2,994,094	2,224,679
Other leases payable	-	-	179,030	56,837
Provision for aircraft return	-	-	725,176	361,651
Contingency provision	-	-	-	227
Related parties	27,237	151,408	-	-
Total liabilities	4,393,651	2,306,236	9,045,480	5,158,418
Exchange exposure in R$	3,828,431	1,848,334	7,319,595	3,569,763

Obligations not registered in the statements of financial position
Future obligations resulting from operating leases	-	-	7,749,032	4,794,810
Future obligations resulting from firm aircraft orders	58,886,473	39,441,845	58,886,473	39,441,845
Total	58,886,473	39,441,845	66,635,505	44,236,655

Total exchange exposure R$	62,714,904	41,290,179	73,955,100	47,806,418
Total exchange exposure US$	16,060,977	15,544,831	18,939,536	17,998,049
Exchange rate (R$/US$)	3.9048	2.6562	3.9048	2.6562

         iii.       Interest rate risk

The Company is exposed to future lease transactions which installments to be paid are exposed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of type swap interest rate Libor. During the year ended December 31, 2015, the Company recognized a total loss with interest hedging transactions in the amount of R$35,725 (R$61,505 in 2014).

As of December 31, 2015, the Company and its subsidiaries hold contracts for interest rate derivatives Libor designated for hedge accounting.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

b)    Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, and short-term investments. The trade receivable credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company is required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risk, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

c)     Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates. That are uncertainty on the companies solvency and the business plan to mitigate those uncertainties is disclosed in Note 1.1. In order to mitigate the liquidity risk, the Company apply its liquidity asset and the Cash Flow Policy states that the duration of the debt must be higher than the investment portfolio duration.

The schedule of financial liability hold by the Company is shown below:

As of December 31, 2015	Immediate	Less than 6 months	6 to 12 months	1 to 5 years	Up to 5 years	Total
Short and long-term debt	148,488	188,176	1,059,959	3,110,282	4,798,021	9,304,926
Suppliers	460,235	336,889	103,558	-	-	900,682
Salaries, wages and benefits	96,037	89,710	64,888	-	-	250,635
Taxes payable	-	118,957	-	39,054	-	158,011
Taxes and landing fees	-	313,656	-	-	-	313,656
Liabilities from derivative transactions	-	141,443	-	-	-	141,443
Provisions	-	33,710	172,998	220,754	442,811	870,273
Other liabilities	48,145	107,227	67,402	48,483	22,827	294,084
	752,905	1,329,768	1,468,805	3,418,573	5,263,659	12,233,710

d)    Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suiltable parameters for the financial costs, the maturities of fundings and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt divided by total capital.

The table as follow shows the financial leverage rate as of December 31, 2015 and 2014:

	Consolidated
	2015	2014
Short and long-term debts	9,304,926	6,235,239
(-) Cash and cash equivalents	(1,072,332)	(1,898,773)
(-) Short-term investments	(491,720)	(296,824)
(-) Restricted cash	(735,404)	(331,550)
A – Net debt	7,005,470	3,708,092
B - (Deficit) stockholder’s equity	(4,322,440)	(332,974)
A + B – Total Capital	2,683,030	3,375,118

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Company remains committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

e)     Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and/ or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis of foreign exchange exposure, derivatives position and the interest rates on December 31, 2015 to market risks considered relevant by management. In the tables, positive values are displayed as asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities higher than assets).

Individual

i)      Foreign exchange risk

As of December 31, 2015, the Company has a currency exposure of R$3,828,431. On this date, the exchange rate adopted was R$3.9048/US$, corresponding to the closing rate of the month published by Banco Central do Brasil as a likely scenario are shown below:

Instrument	Risk	Exposed amount	Possible adverse scenario	Remote adverse scenario
			+ 25%	+ 50%
Liabilities, net	Dollar Appreciation	(3.828.431)	(957,108)*	(1,914,216)*

		Dollar	4.8810	5.8572

(*)      Negative amounts correspond to net losses in case of exchange variation.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

Consolidated

i)      Fuel risk factor

As of December 31, 2015, the Company does not hold oil derivative contracts.

ii)     Foreign exchange risk factor

As of December 31, 2015, the Company holds U.S. Dollar derivative contracts with notional value of US$52,750, maturity until February, 2016, and a net exchange exposure liability of R$7,319,432. At the reporting date, the Company adopted the closing exchange rate of R$3.9048/US$ as a likely scenario, and the impact of the change of 25% and 50% over the current rate, is shown below:

Instruments	Exposed amount (*)	-50%	-25%	+ 25%	+50%
		R$1.9524/USD	R$2.9286/USD	R$4.8810/USD	R$5.8572/USD
Liabilities, net	(7,319,432)	1,463,886	2,439,811	(1,463,886)**	(2,439,811)**
Derivative	1,766	(353)**	(589)**	353	589
	(7,317,666)	1,463,533	2,439,222	(1,463,533)**	(2,439,222)**

(*) The Company believes that the likely values of the liabilities exposed to the U.S. Dollar correspond to the amounts recorded at December 31, 2015.

(**)   Negative values correspond to net losses expected in the case of U.S. Dollar appreciation.

III)    Interest risk factor

As of December 31, 2015, the Company holds financial investments and liabilities indexed to several rates, and derivatives of Libor interest. In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of December 31, 2015 (see Note 18), arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amount	Possible Adverse Scenario	Adverse Scenario Remote
			25%	50%
Financial investments - Short and Long-term debt, net (*)	Increase in the CDI rate	(21,106)	(16,420)	(32,839)
Derivative	Decrease in the Libor rate	(141,443)	(51,577)	(103,353)

(*) Refers to the sum of the values invested and raised in the market and indexed to CDI, the negative amounts means more debt than application.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

•         Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

•         Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

•         Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2015 and 2014:

	2015		2014
Financial instrument	Book value	Other significant observable factors (level 2)	Book value	Other significant observable factors (level 2)
Cash and cash equivalents	737,343	737,343	334,989	334,989
Short-term investments	227,628	227,628	264,092	264,092
Restricted cash	735,404	735,404	59,324	59,324
Rights on derivative transactions	1,766	1,766	18,846	18,846
Liabilities from derivative transactions	(141,443)	(141,443)	(85,366)	(85,366)

30.      Non-cash transactions

Consolidated

As of December 31, 2015, the Company increased its property, plant and equipment in the amount of R$512,752, of which R$259,673 (R$69,484 as of December 31, 2014) is related to an increase of the provision for aircraft return, R$107,592 refers to financing by FINIMP and R$145,187 is related to aircraft acquisition by financial leases.

31.      Insurance

As of December 31, 2015, the insurance coverage by nature, considering the aircraft fleet and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In Reais	In U.S. Dollars
Guarantee - hull/war	17,336,109	4,439,692
Civil liability per event/aircraft (*)	2,928,600	750,000
Inventories (*)	546,672	140,000

(*) Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion in U.S. Dollars.

Notes to the financial statements December 31, 2015 (In thousands of Brazilian Reais - R$, except when indicated otherwise)

32.      Subsequent  events

On February 26, 2016, the Management of Smiles recommended the dividends distribution based on income for the year ended on December 31, 2015. The proposal to distribute the additional amount of R$269,574 will be submitted to approval on the Ordinary General Meeting, schedule to April 19, 2016.

On February 26, 2016, the subsidiary Smiles approved the execution of the Advanced Air Ticket Purchase and Sale Agreement and the Fiduciary Assignment of Credit Rights and Rights over Accounts Contract and Other Covenants, which envisage the acquisition, by Smiles, of credits for the future acquisition of air tickets issued by VRG Linhas Aéreas S.A. (“VRG”), in an amount of up to one billion Reais, in accordance with terms and conditions. Under the terms of the Agreements, the Smiles shall pay VRG, initially, R$376,000 on the closing date of the transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.